U.S. Securities and Exchange Commission
Washington, D.C. 20549



03023796

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
JUN 25 2003
THOMSON FINANCIAL

Residential Funding Mortage Securities II, Inc.
Exact Name of Registrant as Specified in Charter

0000945212
Registrant CIK Number

FOR 6/23/03
Current Report on Form 8-K 2003-HS2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-76246
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

JUN 23 2003

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of June, 2003.

Residential Funding Mortgage Securities II, Inc.
(Registrant)

By: [signature]
Mark White
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

GMAC RFC

New Issue Computational Materials

(Part I of II)

$653,250,000 *(Approximate)*

RFMSII Series 2003-HS2 Trust
Issuer

Residential Funding Mortgage Securities II, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

RFMSII Series 2003-HS2 Trust
Home Equity Loan-Backed Term Notes

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

June 6, 2003

The enclosed contains information relating to the Notes in Loan Group I. Computational Materials regarding the Notes relating to Loan Group II will follow.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

$653,250,000 *(Approximate)*

The Securities (a), (b), (c)

***** Attention: The respective sizing of the Class A-I-1A and Class A-I-1B Notes will depend on investor demand, and, accordingly, are subject to change. *****

Class	Description	Original Principal Balance ($)	Coupon	WAL to 10% Call (yrs)	Principal Lockout/ Window (months)	Expected Final Payment Date	Final Scheduled Maturity Date	Ratings (Moody's/S&P) (m)
A-I-1A	Fixed, Sequential	114,764,500	(e)	1.00	0 / 26	8/25/2005	3/25/2018	Aaa / AAA
A-I-1B	Floater, Sequential	114,764,500	(d)	1.00	0 / 26	8/25/2005	3/25/2018	Aaa / AAA
A-I-2	Fixed, Sequential	68,695,000	(e)	3.00	25 / 55	1/25/2008	3/25/2018	Aaa / AAA
A-I-3	Fixed, Sequential	14,367,000	(e)	5.00	54 / 66	12/25/2008	3/25/2018	Aaa / AAA
A-I-4	Fixed, Sequential	33,534,000	(e)(i)	5.73	65 / 69	3/25/3009	2/25/2018	Aaa / AAA
A-I-IO	Fixed, NAS IO	(g)	(h)	0.91(j)	N/A	12/25/2005	N/A	Aaa / AAA
A-II-A	Floater, Pass-Thru	100,000,000	(f)	(l)	(l)	(l)	(l)	Aaa / AAA (k)
A-II-B	Floater, Pass-Thru	160,000,000	(f)	(l)	(l)	(l)	(l)	Aaa / AAA (k)
M-I-1	Fixed, Mezzanine	18,525,000	(e)(i)	4.24	39 / 69	3/25/2009	7/25/2033	Aa2 / AA
M-I-2	Fixed, Mezzanine	15,600,000	(e)(i)	4.11	37 / 69	3/25/2009	7/25/2033	A2 / A+
M-I-3	Fixed, Mezzanine	9,750,000	(e)(i)	3.70	36 / 69	3/25/2009	7/25/2033	Baa2 / BBB

Notes:

(a) Loan Group I prepayment speed: 12% CPR building up to 35% CPR over the first 12 months, remaining constant at 35% CPR from month 13 through month 25; declining to 30% CPR from month 26 to month 36, remaining constant at 30% CPR thereafter. Loan Group II prepayment speed: 35% CPR, 15% Constant Draw Rate.

(b) The transaction will be priced to a 10% clean-up call.

(c) The principal balance of each class of Notes is subject to a 5% variance.

(d) The note rate will be equal to the lesser of (a) one month LIBOR plus the related margin, (b) 8.00% per annum and (c) the weighted average of the net mortgage rates of the Mortgage Loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Notes and adjusted to an actual over 360-day rate.

(e) The note rate will be equal to the lesser of (a) the fixed rate per annum and (b) the weighted average of the net mortgage rates of the Mortgage Loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Notes.

(f) The note rate will be equal to the lesser of (a) a per annum rate equal to one-month LIBOR plus the related margin, (b) 17.25% per annum and (c) the weighted average of the net mortgage rates of the Mortgage Loans in Loan Group II, adjusted to an actual over 360-day rate.

(g) The Class A-I-IO Notes will not have a principal balance. For the purposes of calculating interest payments, interest will accrue on a Notional Amount from the July 25, 2003 Payment Date through the December 25, 2005 Payment Date; and thereafter, $0. For the purpose of calculating interest payments, interest will accrue at the lesser of (i) the notional amount equal to the amounts set forth on the schedule of notional amount set forth herein and (ii) the outstanding mortgage balance in Loan Group I.

(h) The note rate for the Class A-I-IO Notes on each Payment Date will be equal to [6.50]% per annum. The Class A-I-IO Notes will only be entitled to interest for the first 30 Payment Dates.

(i) If the Optional Redemption is not exercised, the note rate applicable to the Class A-I-4 Notes, the Class M-I-1 Notes, the Class M-I-2 Notes and the Class M-I-3 Notes will increase by 0.50% on the second Payment Date after the first possible related Optional Redemption Date.

(j) Modified Duration.

(k) Principal and interest distributions on the Class A-II Notes will be guaranteed by Financial Guaranty Insurance Company, as described herein.

(l) Information to follow.

(m) Rating Agency Contacts:
Moody's Investors Service: Dana Skelton (212) 553-3664 and Arthur Heffner (212) 553-7291
Standard & Poor's: Martin Kennedy (212) 438-2509

Issuer: RFMSII Series 2003-HS2 Trust.

Offered Notes: Class A-I-1A Notes, Class A-I-1B Notes, Class A-I-2 Notes, Class A-I-3 Notes, Class A-I-4 Notes, and Class A-I-IO Notes (the "Class A-I Notes") The Class A-I Notes and Class A-II Notes are referred herein as the "Class A Notes."

Class M-I-1 Notes, Class M-I-2 Notes, and Class M-I-3 Notes (the "Class M-I Notes" or

	the "Class M Notes"). The Class A-I Notes and the Class M-I Notes are referred herein as the "Class I Notes". The Class A Notes and the Class M Notes are referred herein as the "Offered Notes."
Non-Offered Classes:	The trust will also issue Home Equity Loan-Backed Variable Funding Notes, Series 2003-HS2 ("Variable Funding Notes"), which will correspond to the Group II Loans, and will not be offered. The Variable Funding Notes and the Class A-II Notes are collectively referred to as the "Class II Notes". The trust will also issue the Home Equity Loan-Backed Certificates, Series 2003-HS2 (the "Certificates") which will not be offered to investors. The Class I Notes and the Class II Notes are collectively referred to as the "Notes".
Depositor:	Residential Funding Mortgage Securities II, Inc. ("RFMSII").
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer", or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Sub-Servicer:	HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the depositor.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	JPMorgan Chase Bank.
Credit Enhancer for Class A-II Notes:	Financial Guaranty Insurance Company ("FGIC").
Underwriters:	Lead Manager: Bear, Stearns & Co. Inc. Co-Manager: Residential Funding Securities Corporation
Statistical Calculation Date:	As of May 29, 2003.
Cut-off Date:	As of June 1, 2003.
Closing Date:	On or about June 26, 2003.
Optional Redemption:	A payment may be made to redeem either the Class I Notes or the Class II Notes upon the exercise by the Master Servicer of its option to purchase the related home equity loans and cause an early retirement of the related notes or purchase all of the related notes, on any Payment Date (an "Optional Redemption Date") on which (i) with respect to Loan Group I, the aggregate principal balance of the Group I Loans after applying payments received in the related Collection Period is equal to or less than 10% of the aggregate principal balance of the Group I Loans as of the cut-off date, or (ii) with respect to Loan Group II, the aggregate principal balance of the Group II Loans after applying payments received in the related Collection Period is equal to or less than 10% of the aggregate principal balance of the Group II Loans as of the cut-off date.

Form of Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Minimum Denominations: The Class A-I Notes (other than the Class A-I-IO Notes), the Class A-II Notes and Class M-I-1 Notes will be issued in minimum denominations of $25,000 and integral multiples of $1 in excess of $25,000. The Class M-I-2 Notes and Class M-I-3 Notes will be issued in denominations of $250,000 and integral multiples of $1 in excess of $250,000. The Class A-I-IO Notes will be issued in minimum denominations representing an initial notional amount of $2,000,000 and integral multiples of $1 in excess of $2,000,000.

Tax Status: For Federal Income Tax purposes:

- The Class I Notes will each represent ownership of a regular interest in a REMIC.
- The Class II Notes will be characterized as indebtedness.

ERISA Eligibility: The Class A (other than the Class A-I-IO Notes), Class M-I-1 and Class M-I-2 Notes may be eligible for purchase by employee benefit plans that are subject to ERISA. The Class M-I-3 Notes may be eligible for purchase by insurance company general accounts. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Offered Notes. Unless otherwise set forth in the prospectus supplement, the Class A-I-IO Notes will not be eligible for purchase by employee benefit plans that are subject to ERISA.

SMMEA Treatment: The Offered Notes will not constitute "mortgage related securities" for purposes of SMMEA.

The Assets of the Trust: The Notes will be secured by the Mortgage Loans and certain assets of the trust. The assets of the trust will consist of: (a) fixed-rate, closed-end home equity Mortgage Loans and adjustable-rate home equity revolving credit loans secured with primarily second liens on one- to four-family residential properties; (b) the assets as from time to time are identified as deposited in respect of the Mortgage Loans in the custodial account and in the certificate account and belonging to the trust; (c) property acquired by foreclosure of the Mortgage Loans or deed in lieu of foreclosure; (d) the FGIC Insurance Policy (as described herein) for the benefit of the Class A-II Notes only; and (e) all proceeds of the foregoing. There will be two loan groups: Loan Group I, which will relate primarily to the Class A-I Notes and the Class M-I Notes and Loan Group II, which will relate primarily to the Class II Notes.

Mortgage Loans: The Mortgage Loans will be divided into Loan Group I ("Group I Loans") and Loan Group II ("Group II Loans"). Group I will consist of [8,713] conventional fixed-rate, closed-end home equity Mortgage Loans totaling $[321,462,512], secured primarily by second liens on one-to four-family residential properties, with combined loan-to-values not in excess of 100%. The aggregate principal balance of the Group I Loans is expected to be approximately $[390,000,000]. Group II will consist of [6,697] adjustable-rate home equity revolving credit loans totaling $[229,644,633], secured primarily by second liens on one-to four-family residential properties, with combined loan-to-values not in excess of 100%. The aggregate principal balance of the Group II Loans is expected to be approximately $[260,000,000].

Group I HOEPA Loans: Loan Group I has 44 HOEPA loans, which represent 0.35% of the aggregate principal balance of Loan Group I and were originated on or before September 9, 1997. There are 185 Mortgage Loans that represent 1.48% of the aggregate principal balance of Loan Group I, originated on or before September 2, 1997, which may be HOEPA loans.

Georgia and New York High-Cost Home Loans: No Mortgage Loan is a "high-cost home loan" as defined in the Georgia Act or in the New York act.

FGIC Insurance Policy: Financial Guaranty Insurance Company (the "Credit Enhancer") will unconditionally and irrevocably guarantee: (a) interest on the Class A-II Notes at the related note rates, (b) the amount of any losses applied to the Class A-II Notes not covered by Excess Interest or overcollateralization, and (c) the payment of principal on the Class A-II Notes by no later than the June 2033 Payment Date. The FGIC Insurance Policy is not revocable for any reason. The Credit Enhancer will not guaranty the payment of Basis Risk Shortfalls, Relief Act Shortfalls, or Prepayment Interest Shortfalls.

Payment Dates: The 25th of each month, or if the 25th is not a business day, on the next business day, beginning in July 2003.

Payment Delay: For the Class A-I Notes (other than the Class A-I-1B Notes) and the Class M-I Notes: 24 days. For the Class A-I-1B Notes and the Class A-II Notes: 0 days.

Interest Accrual Period: With respect to the Class A-I Notes (other than the Class A-I-1B Notes) and the Class M-I Notes and any Payment Date, the calendar month preceding the month in which the Payment Date occurs. With respect to the Class A-I-1B Notes and the Class II Notes, (a) as to the Payment Date in July 2003, the period commencing on the closing date and ending on the day preceding the Payment Date in July 2003, and (b) for any Payment Date after the Payment Date in July 2003, the period commencing on the Payment Date in the month immediately preceding the month in which that Payment Date occurs and ending on the day preceding that Payment Date.

Coupon Step Up: On the second Payment Date following the first possible Optional Redemption Date, the note rate on the Class A-I-4 Notes and the Class M-1 Notes will increase by 0.50%.

Advancing: There is no required advancing of delinquent principal or interest on the Mortgage Loans by the Master Servicer, the Subservicer, the Trustee, Credit Enhancer or any other entity.

Collection Period: As to any Payment Date, the calendar month preceding the month of that Payment Date.

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the rates at which the master servicing fees, subservicing fees and with respect to the Group II Loans, the FGIC Insurance Policy premium (adjusted to the Class A-II Note security balance) are paid.

Class A-I-1B Net WAC Cap: The note rate of the Class A-I-1B Notes may be subject to a cap equal to the product of (x) the Group I Net WAC Rate and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Interest Accrual Period.

Group I Net WAC Rate: With respect to the Class A-I Notes and Class M-I Notes, and any Payment Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Group I Loans, as of the first day of the month preceding the month in which that Payment Date occurs, minus (2) the note rate for the Class A-I-IO Notes for such Payment Date multiplied by a fraction, the numerator of which is (x) the Class A-I-IO Notional Amount immediately prior to such Payment Date, and the denominator of which is (y) the aggregate principal balance of the Group I Loans as of the first day of the month preceding the month in which that Payment Date occurs.

Group I Net WAC Cap Shortfall: On any Payment Date and with respect to each class of Class I Notes, the excess, if any of (x) interest that would have accrued on the related notes at the applicable note rate without application of the Group I Net WAC Rate (or the Class A-I-1B Net WAC Cap, in the case of the Class A-I-1B Notes) over (y) interest accrued thereon at the Group I Net WAC Rate (or the Class A-I-1B Net WAC Cap, in the case of the Class A-I-1B Notes).

Group II Net WAC Rate: With respect to any Payment Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans, as of the first day of the month preceding the month in which that Payment Date occurs, adjusted to account for the actual over 360-day interest calculation method.

Group II Net WAC Cap Shortfall: On any Payment Date and with respect to the Class A-II Notes or the Variable Funding Notes, the excess, if any of (x) interest that would have accrued on the related notes at the applicable note rate without application of the Group II Net WAC Rate over (y) interest accrued thereon at the Group II Net WAC Rate.

Class A-I-IO Notional Amount: With respect to any Payment Date, the lesser of (a) the Class A-I-IO Scheduled Notional Balance and (b) the aggregate principal balance of the Group I Loans as of the beginning of the related Collection Period.

Class A-I-IO Note Rate: For the [July 2003] through [December 2005] Payment Dates, the Class A-I-IO note rate will equal [6.50]% per annum. Commencing on the [January 2006] Payment Date and for all Payment Dates thereafter, the Class A-I-IO note rate will equal [0.00]%.

Class A-I-IO Scheduled Notional Balance:

With respect to any Payment Date, the amount with respect to that Payment Date set forth in the schedule below:

Distribution Date	Notional Balance
25-Jul-03	[$ 105,000,000]
25-Aug-03	[$105,000,000]
25-Sep-03	[$105,000,000]
25-Oct-03	[$105,000,000]
25-Nov-03	[$105,000,000]
25-Dec-03	[$105,000,000]
25-Jan-04	[$77,000,000]
25-Feb-04	[$77,000,000]
25-Mar-04	[$77,000,000]
25-Apr-04	[$77,000,000]
25-May-04	[$77,000,000]
25-Jun-04	[$77,000,000]
25-Jul-04	[$52,500,000]
25-Aug-04	[$52,500,000]
25-Sep-04	[$52,500,000]
25-Oct-04	[$52,500,000]
25-Nov-04	[$52,500,000]
25-Dec-04	[$52,500,000]
25-Jan-05	[$35,000,000]
25-Feb-05	[$35,000,000]
25-Mar-05	[$35,000,000]
25-Apr-05	[$35,000,000]
25-May-05	[$35,000,000]
25-Jun-05	[$35,000,000]
25-Jul-05	[$30,000,000]
25-Aug-05	[$30,000,000]
25-Sep-05	[$20,000,000]
25-Oct-05	[$20,000,000]
25-Nov-05	[$20,000,000]
25-Dec-05	[$20,000,000]
25-Jan-06 and thereafter	[$0]

Credit Enhancement:

With respect to the Class A-I Notes and the Class M-I Notes, credit enhancement will be provided by:

(1) Group I Excess Interest;
(2) Limited cross-collateralization;
(3) Overcollateralization; and
(4) Subordination provided by the Class M-I Notes to the Class A-I Notes; and subordination provided by each class of Class M-I Notes with lower payment priority to the Class M-I Notes with a higher payment priority.

With respect to the Class A-II Notes, credit enhancement will be provided by:

(1) Group II Excess Interest;
(2) Limited cross-collateralization
(3) Overcollateralization; and
(4) the FGIC Insurance Policy.

Expected Credit Support Percentages:

Loan Group I

Class	Initial Credit Support*	After Stepdown Support
A-I	11.25%	23.50%
M-I-1	6.50%	14.00%
M-I-2	2.50%	6.00%
M-I-3	0.00%	1.00%

*For any class of Class I Notes, the Initial Credit Support is the sum of all Class I Notes subordinate to such class as a percentage of the aggregate principal balance as of the Cut-Off Date. The Initial Credit Support is not inclusive of the Overcollateralization Target Amount.

Excess Interest:

For any Payment Date, and either loan group the excess of the related Available Distribution Amount over the sum of (x) the interest distribution amount for the related classes of Notes and (y) the principal distribution amount on the related classes of Notes. Excess Interest may be used to protect the Notes against realized losses by making an additional payment of principal up to the amount of the realized losses.

Principal Collections:

Loan Group I
On any Payment Date with respect to the Group I Loans, the sum of:
(i) the amount collected during the related Collection Period, including net liquidation proceeds and principal prepayments, allocated to principal pursuant to the terms of the related mortgage notes;
(ii) any substitution adjustment amounts and the principal portion of the repurchase price for any deleted loans; and
(iii) the cash purchase price paid in connection with any optional purchase of the Group I Loans by the Master Servicer.

Loan Group II
On any Payment Date with respect to the Group II Loans, the sum of:
(i) the amount collected during the related Collection Period, including net liquidation proceeds and principal prepayments, allocated to principal pursuant to the terms of the credit line agreements exclusive of the *pro rata* portion thereof attributable to additional balances not conveyed to the trust following an amortization event;
(ii) any substitution adjustment amounts and the principal portion of the repurchase price for any deleted loans; and
(iii) the cash purchase price paid in connection with any optional purchase of the Group II Loans by the Master Servicer.

Net Principal Collections:

On any Payment Date and with respect to Loan Group II, the related excess, if any, of (x) Principal Collections for that Payment Date over (y) the aggregate amount of additional balances created during the related Collection Period and conveyed to the trust.

Group I Overcollateralization Amount:

With respect to the Class A-I Notes and the Class M-I Notes, and any Payment Date, the amount, if any by which (x) the aggregate principal balance of the Group I Loans as of the end of the related Collection Period exceeds (y) the aggregate security balance of the Class A-I Notes (other than the Class A-I-IO Notes) and Class M-I Notes, on that Payment Date, after application of Principal Collections with respect to the Group I Loans and excess interest available to pay any Group I Liquidation Loss Distribution Amount for that Payment Date.

Group I Required Overcollateralization Amount:

An amount equal to 0.50% of the aggregate principal balance of the Group I Loans as of the cut-off date, or approximately $[1,950,000].

Group I Overcollateralization Increase Amount:

With respect to the Class A-I Notes and the Class M Notes and (a) the first four Payment Dates, $0, and (b) any Payment Date after the first four Payment Dates, an amount equal to the lesser of (i) excess interest on the Group I Loans not distributed on that Payment Date as a Group I Liquidation Loss Distribution Amount and (ii) the excess, if any, of (x) the Group I Required Overcollateralization Amount for that Payment Date over (y) the Group I Overcollateralization Amount for that Payment Date. The application of excess interest to the payment of principal on the Class A-I Notes and Class M Notes has the effect of accelerating the amortization of the Class A-I Notes and Class M Notes relative to the amortization of the Group I Loans.

Group I Stepdown Date: With respect to Loan Group I, the earlier to occur of (i) the Payment Date on which the Class A-I Notes have been reduced to zero and (ii) the later to occur of (x) the Payment Date in July 2006 and (y) the first Payment Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Group II Overcollateralization Amount: With respect to the Class II Notes, and any Payment Date, the amount, if any by which (x) the aggregate principal balance of the Group II Loans as of the end of the related Collection Period exceeds (y) the aggregate security balance of the Class II Notes on that Payment Date, after application of Net Principal Collections or Principal Collections with respect to the Group II Loans, as the case may be, excess interest available to pay any Group II Liquidation Loss Distribution Amount, and increases, if any, in the security balance of the variable funding notes due to the acquisition of additional balances for such date.

Group II Overcollateralization Floor: An amount equal to 0.50% of the aggregate principal balance of the Group II Loans as of the cut-off date, or approximately $[1,300,000].

Group II Overcollateralization Increase Amount: With respect to the Class A-II Notes and (a) the first two Payment Dates, $0, and (b) any Payment Date after the first two Payment Dates, an amount equal to the lesser of (i) excess interest on the Group II Loans not distributed on that Payment Date as a Group II Liquidation Loss Distribution Amount or as a payment to the Credit Enhancer for the premium on the FGIC Insurance Policy or as a reimbursement for prior draws and (ii) the excess, if any, of (x) the Group II Required Overcollateralization Amount for that Payment Date over (y) the Group II Overcollateralization Amount for that Payment Date. The application of excess interest to the payment of principal on the Class A-II Notes has the effect of accelerating the amortization of the Class A-II Notes relative to the amortization of the Group II Loans.

Group II Required Overcollateralization Amount: With respect to any Payment Date prior to the Group II Stepdown Date, [1.00]% of the aggregate principal balance of the Group II Loans as of the cut-off date. With respect to any Payment Date on or after the Group II Stepdown Date and subject to certain tests set forth in the indenture, the lesser of (a) the initial Group II Required Overcollateralization Amount and (b) [2.00]% of the aggregate principal balance of the Group II Loans after applying payments received in the related Collection Period, subject to the Group II Overcollateralization Floor.

Group II Stepdown Date: The later of (a) the Payment Date in June 2005 and (b) the Payment Date on which the aggregate principal balance of the Group II Loans after applying payments received in the related Collection Period is less than 50% of the initial aggregate principal balance of the Group II Loans as of the cut-off date, subject to the satisfaction of certain conditions as set forth in the indenture.

Class A-II Notes Undercollateralization:

As of the closing date, the aggregate security balance of the Class A-II Notes will exceed the cut-off date balance of the Group II Loans by approximately $[3,250,000], which is approximately 1.25% of the cut-off date balance of the Group II Loans. This amount represents an initial undercollateralization of the Class A-II Notes relative to the Group II Loans. On each Payment Date, the Group II Overcollateralization Increase Amount, if any, will be used first, in reduction of the undercollateralization amount by reducing the aggregate security balance of the Class A-II Notes until it is equal to the aggregate principal balance of the Group II Loans as of the end of the related Collection Period, and then to increase the Group II Overcollateralization Amount until such amount is equal to the Group II Required Overcollateralization Amount.

Specified Enhancement Percentage:

The Specified Enhancement Percentage is [23.50]% for Loan Group I.

Senior Enhancement Percentage:

With respect to Loan Group I, on any Payment Date, the Senior Enhancement Percentage will be equal to a fraction the numerator of which is the sum of (x) the aggregate principal balance of the Class M-I Notes less amounts available for payment of principal on the Class M-I Notes for such Payment Date and (y) the overcollateralization of the Mortgage Loans in Loan Group I, and the denominator of which is the aggregate principal balance of the Mortgage Loans in Loan Group I as of the end of the preceding due period.

Subordination Percentage:

Loan Group I

Class	Subordination Percentage
A-I	76.50%
M-I-1	86.00%
M-I-2	94.00%
M-I-3	99.00%

Available Distribution Amount:

For any Payment Date, and either loan group, an amount equal to the sum of the following amounts, net of amounts reimbursable to the Master Servicer and any subservicer:

(i) the aggregate amount of monthly payments on the related Mortgage Loans received during the related Collection Period, after deduction of the master servicing fees and any subservicing fees in respect of the related Mortgage Loans for that Payment Date;

(ii) unscheduled payments, including full and partial mortgagor prepayments on the related Mortgage Loans, Insurance Proceeds and Liquidation Proceeds from the related Mortgage Loans, Insurance Proceeds and Liquidation Proceeds from the related Mortgage Loans, and proceeds form repurchases of and substitutions for the related Mortgage Loans received or deemed received during the related Collection Period; and

(iii) with respect to the Group II Loans, minus the aggregate amount of additional balances created during the related Collection Period and conveyed to the trust for Loan Group II.

Priority of Payments: On each Payment Date, principal and interest collections relating to Group I will be allocated in the following order of priority:

Loan Group I

On each Payment Date, principal and interest collections relating to the Group I Loans will be allocated from the payment account in the following order of priority:

(i) distribution of interest to the Class I Notes, less interest shortfalls, as described below;

(ii) distribution of principal to the Class I Notes as described below, under "Principal Distributions," including distribution of principal to those Notes to cover certain realized losses and, except on the first four Payment Dates, distribution of additional principal to those notes from the Excess Interest on the Mortgage Loans, the Group I Overcollateralization Increase Amount for that Payment Date;

(iii) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes, in that order, in respect of prepayment interest shortfalls;

(iv) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes, in that order, in respect to prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls remaining unpaid from prior Payment Dates together with interest thereon;

(v) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes of the current Group I Net WAC Cap Shortfalls;

(vi) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes of the Group I Net WAC Cap Shortfalls from previous periods;

(vii) payment as principal on the Class A-II Notes and Variable Funding Notes, any special hazard loss amounts, bankruptcy loss amounts and fraud loss amounts, other than any excess loss amounts, with respect to the related Collection Period, to the extent not paid from principal and interest collections on the Group II Loans; and

(viii) payment to the holders of the Certificates of any remaining amounts.

Loan Group II

On each Payment Date principal and interest collections relating to the Group II Loans and payments made under the FGIC Insurance Policy will be allocated from the payment account in the following order of priority:

(i) distribution of interest to the Class A-II Notes and Variable Funding Notes, *pro rata*, less interest shortfalls; distribution of principal to the Class A-II Notes and the Variable Funding Notes, *pro rata*;

(ii) distribution of principal on the Class A-II Notes and the Variable Funding Notes, *pro rata*, to cover certain realized losses;

(iii) payment to the Credit Enhancer of the premium for the FGIC Insurance Policy and any previously unpaid premiums for the FGIC Insurance Policy, with interest;

(iv) payment to reimburse the Credit Enhancer for prior draws made on the FGIC Insurance Policy other than those attributable to Excess loss amounts, with interest;

(v) except on the first two Payment Dates, distribution of additional principal on the Class A-II Notes and the Variable Funding Notes, *pro rata*, the Group II Overcollateralization Increase Amount for that Payment Date;

(vi) payment to the Credit Enhancer any other amounts owed to it under the FGIC Insurance Policy;

(vii) payment to the Class A-II Notes and the Variable Funding Notes, *pro rata* any Group II Net WAC Cap Shortfalls for that Payment Date and any Group II Net WAC Cap Shortfalls not previously paid, with interest;

(viii) payment as principal on the Class A-I and Class M-I Notes, any special hazard loss amounts, bankruptcy loss amounts and fraud loss amounts (other than any excess loss amounts), with respect to the related Collection Period, to the extent not paid from principal and interest collections on the Group I Loans; and

(ix) payment to the holders of the Certificates of any remaining amounts.

Interest Distributions

Loan Group I
On each Payment Date, the Interest Distribution Amount to the Class A-I and Class M-I noteholders will be made from the related Available Distribution Amount from Loan Group I as follows:

(i) to the holders of the Class A-I Notes, accrued interest less any interest shortfalls;
(ii) to the Class A-I Notes, any unpaid interest with interest from prior Payment Dates;
(iii) to the holders of the Class M-I-1 Notes, accrued interest less any interest shortfalls;
(iv) to the Class M-I-1 Notes, any unpaid interest with interest from prior Payment Dates;
(v) to the holders of the Class M-I-2 Notes, accrued interest less any interest shortfalls;
(vi) to the Class M-I-2 Notes, any unpaid interest with interest from prior Payment Dates;
(vii) to the holders of the Class M-I-3 Notes, accrued interest less any interest shortfalls; and
(viii) to the Class M-I-3 Notes, any unpaid interest with interest from prior Payment Dates.

Loan Group II
On each Payment Date, the Interest Distribution Amount to the Class A-II and Variable Funding Notes noteholders will be made from the available amount (after payment of the servicing fees) from Loan Group II.

Principal Distributions

Loan Group I
For each Payment Date, (a) prior to the Group I Stepdown Date and (b) on or after the Group I Stepdown Date for which a Trigger Event has occurred, the Principal Distribution Amount, with respect to Loan Group I will be distributed as follows:

(i) to the Class A-I-1A Notes and Class A-I-IB Notes, *pro rata* until the principal balance of such notes is reduced to zero;
(ii) to the Class A-I-2 Notes, until the principal balance of such notes is reduced to zero;
(iii) to the Class A-I-3 Notes, until the principal balance of such notes is reduced to zero;
(iv) to the Class A-I-4 Notes, until the principal balance of such notes is reduced to zero;
(v) to the Class M-I-1 Notes, until the principal balance of such notes is reduced to zero;
(vi) to the Class M-I-2 Notes, until the principal balance of such notes is reduced to zero; and
(vii) to the Class M-I-3 Notes, until the principal balance of such notes is reduced to zero.

For each Payment Date, (a) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the Principal Distribution Amount with respect to Loan Group I will be distributed in the following order :

(i) to the Class A-I-1A Notes and Class A-I-IB Notes, *pro rata,* up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;

(ii) to the Class A-I-2 Notes, up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;

(iii) to the Class A-I-3 Notes, up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;

(iv) to the Class A-I-4 Notes, up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;

(v) to the Class M-I-1 Notes, up to the Class M-I-1 Principal Distribution Amount, until the principal balance of such notes is reduced to zero;

(vi) to the Class M-I-2 Notes, up to the Class M-I-2 Principal Distribution Amount, until the principal balance of such notes is reduced to zero; and

(vii) to the Class M-I-3 Notes, up to the Class M-I-3 Principal Distribution Amount, until the principal balance of such notes is reduced to zero.

Loan Group II

For each Payment Date, the principal distribution amount for the Class A-II Notes will be distributed to the Class A-II Notes, until the principal balances of the Class A-II Notes are reduced to zero.

Class A-I Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the aggregate note principal balance of the Class A-I Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the aggregate principal balance of the Mortgage Loans and (ii) the aggregate principal balance of the Group I Loans minus $1,950,000.

Class M-I-1 Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the sum of (i) the aggregate principal balance of the Class A-I Notes, after taking into account the distribution of the Class A-I Principal Distribution Amount and (ii) the principal balance of the Class M-I-1 Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Group I Loans in Loan Group I minus $1,950,000.

Class M-I-2 Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the sum of (i) the aggregate principal balance of the Class A-I Notes and the Class M-I-1 Notes after taking into account the distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount and (ii) the principal balance of the Class M-I-2 Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Group I Loans in Loan Group I minus $1,950,000.

Class M-I-3 Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the sum of (i) the aggregate principal balance of the Class A-I Notes, Class M-I-1 Notes and Class M-I-2 Notes, after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount and (ii) the principal balance of the Class M-I-3 Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Group I Loans in Loan Group I minus $1,950,000.

Excess Interest Distributions:

Loan Group I

On any Payment Date the Excess Interest related to the Group I Loans will be allocated in the following order of priority:

(i) to pay the holders of the Class A-I Notes and the Class M-1 Notes (in the order of priority that principal is distributed on the Class A-I and Class M-1 Notes) the principal portion of realized losses, other than excess loss amounts, incurred on the Mortgage Loans for the preceding calendar month (the " Liquidation Loss Distribution Amount");

(ii) except for the first four Payment Dates, to pay the Group I Overcollateralization Increase Amount to the Class A-I Notes and the Class M Notes;

(iii) to pay the holders of the (a) Class A-I Notes *pro rata* based on accrued interest, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, the amount of any prepayment interest shortfalls allocated thereto with respect to the Mortgage Loans for that Payment Date;

(iv) to pay to the holders of the (a) Class A-I Notes *pro rata* based on unpaid prepayment interest shortfalls previously allocated thereto, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, any prepayment interest shortfalls remaining unpaid from prior Payment Dates together with interest thereon;

(v) to pay to the holders of the (a) Class A-I Notes *pro rata* based on the current Group I Net WAC Cap Shortfalls allocated thereto, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, any current Net WAC Cap Shortfalls unpaid for that Payment Date;

(vi) to pay to the holders of the (a) Class A-I Notes *pro rata* based on the prior period Group I Net WAC Cap Shortfalls previously allocated thereto, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, any Group I Net WAC Cap Shortfalls remaining unpaid from prior Payment Dates together with interest thereon;

(vii) to pay as principal on the Class A-II and Variable Funding Notes, any special hazard loss amounts, bankruptcy loss amounts and fraud loss amounts (other than excess loss amounts), with respect to the related Collection Period, to the extent not paid from principal and interest collections on the Group II Loans; and

(viii) to pay any remaining amounts to the holders of the Certificates.

Loan Group II

On any Payment Date, the Excess Interest related to the Group II Mortgage Loans will be allocated in the following order of priority:

(i) to pay the holders of the Class A-II Notes the principal portion of Realized Losses, other than excess loss amounts, incurred on the Mortgage Loans for the preceding calendar month (the "Liquidation Loss Distribution Amount");
(ii) to pay to the Credit Enhancer the premium for the FGIC Insurance Policy and any previously unpaid premium, with interest;;
(iii) except for the first two Payment Dates, to pay to the Group II Overcollateralization Increase Amount *pro rata* between the Variable Funding Notes and the Class A-II Notes;
(iv) to pay to the Credit Enhancer any other amounts owed it under the FGIC Insurance Policy;
(v) to pay to the Class A-II Notes and the Variable Funding Notes, *pro rata*, any Group II Net WAC Cap Shortfalls for that Payment Date and any Group II Net WAC Cap Shortfalls not previously paid, with interest;
(vi) to pay as principal on the Class A-I and Class M Notes, any special hazard amounts, bankruptcy loss amounts and fraud loss amounts, other than any excess loss amounts with respect to the related Collection Period, to the extent not paid from principal and interest collections on the Group I Loans; and
(vii) to pay any remaining amounts to the holders of the certificates.

Trigger Event: A Trigger Event will be defined in the prospectus supplement.

Allocation of Losses:

Loan Group I

With respect to Loan Group I, current period losses, except excess losses, will be applied in the following order of priority, and from the following sources:

(i) Excess Interest from Loan Group I for the related Payment Date;
(ii) Limited Excess Interest received from Loan Group II;
(iii) Overcollateralization from Loan Group I, until reduced to zero;
(iv) Class M-I-3 Notes, until reduced to zero;
(v) Class M-I-2 Notes, until reduced to zero;
(vi) Class M-I-1 Notes, until reduced to zero; and
(vii) Class A-I Notes, *pro rata*, until the Principal Balance thereof has been reduced to zero.

Excess loss amounts with respect to the Group I Loans will be allocated among the Class I Notes on a *pro rata* basis.

<u>Loan Group II</u>
With respect to Loan Group II, current period losses, except excess losses, will be applied in the following order of priority:

(i) Excess Interest from Loan Group II, as applicable for the related Payment Date, until reduced to zero;
(ii) Limited Excess Interest received from Loan Group I;
(iii) Overcollateralization for Loan Group II, until reduced to zero;
(iv) To the Class A-II Notes and Variable Funding Notes, as applicable, *pro rata* provided that any allocation of realized losses to Class A-II Notes and Variable Funding Notes will be covered by the FGIC Insurance Policy, subject to its terms.

Excess loss amounts with respect to the Group II Loans will be allocated among the Class II Notes on a *pro rata* basis.

Revolving Period: The period commencing on the Closing Date and ending on [June 30, 2008].

GMAC RFC

New Issue Computational Materials

(Part II of II)

$653,250,000 *(Approximate)*

RFMSII Series 2003-HS2 Trust
Issuer

Residential Funding Mortgage Securities II, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

RFMSII Series 2003-HS2 Trust
Home Equity Loan-Backed Term Notes

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

June 6, 2003

The enclosed contains information relating to the Notes in Loan Group I. Computational Materials regarding the Notes relating to Loan Group II will follow.

GMAC RFC Securities

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

Prepayment Sensitivity

Class A-I-1A (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	8.73	1.96	1.32	1.00	0.81	0.67
Modified Duration (years)	7.94	1.90	1.29	0.98	0.79	0.66
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	177	58	36	26	20	16
Illustrative Yield @ Par (30/360)	1.65%	1.61%	1.58%	1.55%	1.53%	1.50%

Class A-I-1B (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	8.73	1.96	1.32	1.00	0.81	0.67
Modified Duration (years)	8.04	1.91	1.29	0.98	0.79	0.66
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	177	58	36	26	20	16
Illustrative Yield @ Par (30/360)	1.42%	1.43%	1.43%	1.43%	1.43%	1.43%

Class A-I-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	6.65	4.49	3.00	2.10	1.68
Modified Duration (years)	12.71	6.18	4.26	2.88	2.04	1.64
First Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Last Principal Payment	3/25/18	7/25/12	9/25/09	1/25/08	2/25/06	7/25/05
Principal Lockout (months)	176	57	35	25	19	15
Principal Window (months)	1	52	40	30	13	10
Illustrative Yield @ Par (30/360)	1.94%	1.93%	1.92%	1.90%	1.88%	1.87%

Class A-I-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	9.80	6.81	5.00	2.83	2.20
Modified Duration (years)	11.86	8.43	6.10	4.59	2.68	2.11
First Principal Payment	3/25/18	7/25/12	9/25/09	1/25/08	2/25/06	7/25/05
Last Principal Payment	3/25/18	2/25/14	11/25/10	12/25/08	6/25/06	10/25/05
Principal Lockout (months)	176	108	74	54	31	24
Principal Window (months)	1	20	15	12	5	4
Illustrative Yield @ Par (30/360)	2.89%	2.88%	2.88%	2.87%	2.84%	2.82%

Residential Funding Mortgage Securities II, Inc.
RFMSII Series 2003-HS2 Trust
Computational Materials: Preliminary Term Sheet *(Page 2)*

Prepayment Sensitivity (Cont'd)

Class A-I-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	11.13	7.81	5.73	4.34	2.75
Modified Duration (years)	11.33	9.07	6.72	5.11	3.96	2.58
First Principal Payment	3/25/18	2/25/14	11/25/10	12/25/08	6/25/06	10/25/05
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	176	127	88	65	35	27
Principal Window (months)	1	7	6	4	18	14
Illustrative Yield @ Par (30/360)	3.53%	3.52%	3.51%	3.50%	3.49%	3.46%

Class A-I-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.99	13.21	10.24	7.74	5.92	3.24
Modified Duration (years)	11.47	10.38	8.41	6.62	5.22	2.98
First Principal Payment	3/25/18	2/25/14	11/25/10	12/25/08	6/25/06	10/25/05
Last Principal Payment	5/25/22	3/25/18	3/25/18	5/25/16	8/25/13	8/25/11
Principal Lockout (months)	176	127	88	65	35	27
Principal Window (months)	51	50	89	90	87	71
Illustrative Yield @ Par (30/360)	3.53%	3.58%	3.62%	3.62%	3.62%	3.53%

Class A-I-IO (to call)

CPR (%)	73%	74%	75%	76%	77%	78%
Average Life (years)	1.37	1.36	1.35	1.34	1.32	1.30
Modified Duration (years)	0.90	0.90	0.90	0.90	0.89	0.89
Illustrative Yield @ 8.344906% (30/360)	1.90%	1.11%	0.10%	(1.09)%	(2.45)%	(4.01)%

Class M-I-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.42	5.19	4.24	4.03	3.41
Modified Duration (years)	11.00	6.24	4.57	3.83	3.66	3.14
First Principal Payment	1/25/17	12/25/06	8/25/06	10/25/06	1/25/07	11/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	37	39	42	40
Principal Window (months)	15	93	57	30	11	1
Illustrative Yield @ Par (30/360)	3.88%	3.86%	3.84%	3.83%	3.83%	3.82%

Class M-I-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.88	5.65	4.60	4.31	4.95
Modified Duration (years)	11.00	6.53	4.89	4.11	3.89	4.42
First Principal Payment	1/25/17	12/25/06	8/25/06	10/25/06	1/25/07	7/25/07
Last Principal Payment	3/25/18	3/25/18	1/25/16	1/25/13	11/25/10	10/25/09
Principal Lockout (months)	162	41	37	39	42	48
Principal Window (months)	15	136	114	76	47	28
Illustrative Yield @ Par (30/360)	3.88%	3.88%	3.88%	3.87%	3.86%	3.98%

Prepayment Sensitivity (Cont'd)

Class M-I-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.42	5.17	4.11	3.67	3.41
Modified Duration (years)	10.81	6.17	4.52	3.69	3.34	3.13
First Principal Payment	1/25/17	12/25/06	7/25/06	8/25/06	9/25/06	10/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	36	37	38	39
Principal Window (months)	15	93	58	32	15	2
Illustrative Yield @ Par (30/360)	4.14%	4.12%	4.10%	4.09%	4.08%	4.08%

Class M-I-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.78	5.47	4.35	3.86	3.78
Modified Duration (years)	10.81	6.39	4.73	3.88	3.49	3.43
First Principal Payment	1/25/17	12/25/06	7/25/06	8/25/06	9/25/06	10/25/06
Last Principal Payment	3/25/18	3/25/18	7/25/14	10/25/11	11/25/09	7/25/08
Principal Lockout (months)	162	41	36	37	38	39
Principal Window (months)	15	136	97	63	39	22
Illustrative Yield @ Par (30/360)	4.14%	4.14%	4.13%	4.12%	4.11%	4.12%

Class M-I-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.65	6.67	4.62	3.70	3.31	3.21
Modified Duration (years)	10.11	5.44	3.99	3.29	2.98	2.89
First Principal Payment	1/25/17	12/25/06	7/25/06	7/25/06	7/25/06	7/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	36	36	36	36
Principal Window (months)	15	93	58	33	17	5
Illustrative Yield @ Par (30/360)	5.10%	5.07%	5.05%	5.03%	5.02%	5.02%

Class M-I-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.65	6.68	4.64	3.71	3.32	3.21
Modified Duration (years)	10.11	5.45	3.99	3.29	2.99	2.90
First Principal Payment	1/25/17	12/25/06	7/25/06	7/25/06	7/25/06	7/25/06
Last Principal Payment	3/25/18	5/25/15	11/25/11	9/25/09	3/25/08	3/25/07
Principal Lockout (months)	162	41	36	36	36	36
Principal Window (months)	15	102	65	39	21	9
Illustrative Yield @ Par (30/360)	5.10%	5.07%	5.05%	5.03%	5.02%	5.02%

Class A-I-1B Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

MONTH	(%)
1	5.78
2	5.37
3	5.33
4	5.46
5	5.23
6	5.35
7	5.64
8	5.59
9	5.92
10	5.48
11	5.59
12	5.35
13	6.06
14	5.81
15	5.76
16	5.90
17	5.66
18	5.79
19	6.06
20	6.02
21	6.62
22	5.94
23	6.09
24	5.85
25	6.19
26	5.95

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; 30/360)

Month	(%)	Month	(%)
1	5.59	37	7.34
2	5.55	38	7.34
3	5.51	39	7.34
4	5.46	40	7.34
5	5.41	41	7.34
6	5.35	42	7.34
7	5.83	43	7.34
8	5.78	44	7.34
9	5.72	45	7.34
10	5.66	46	7.34
11	5.59	47	7.34
12	5.53	48	7.34
13	6.06	49	7.34
14	6.01	50	7.34
15	5.95	51	7.34
16	5.90	52	7.34
17	5.85	53	7.34
18	5.79	54	7.34
19	6.26	55	7.34
20	6.22	56	7.34
21	6.18	57	7.34
22	6.14	58	7.34
23	6.09	59	7.34
24	6.04	60	7.34
25	6.19	61	7.34
26	6.15	62	7.34
27	6.51	63	7.34
28	6.49	64	7.34
29	6.46	65	7.34
30	6.43	66	7.34
31	7.34	67	7.34
32	7.34	68	7.34
33	7.34	69	7.34
34	7.34		
35	7.34		
36	7.34		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

		Summary Statistics	Minimum	Maximum
Number of Loans		8,713		
Aggregate Current Principal Balance		$321,462,512.19	$41.72	$309,233.22
Average Current Principal Balance		$36,894.58		
Aggregate Original Principal Balance		$326,358,097.49	$7,000.00	$310,000.00
Average Original Principal Balance		$37,456.46		
Weighted Average Gross Loan Rate		7.92%	5.25%	14.60%
Weighted Average Original Term		181	60	360
Weighted Average Remaining Term		177	36	360
Weighted Average Combined LTV		91.92%	10.00%	100.00%
Weighted Average FICO Score		724	619	839
Weighted Average Borrower DTI		37.04%	0.00%	51.00%
Balloon Loans (% of Total)		55.25%		
Weighted Average Junior Mortgage Ratio		18.71%		
Lien Position (1st/2nd)		0.13%/99.87%		
Geographic Distribution				
	California	25.79%		
	Texas	12.64%		
	Virginia	6.70%		
	Washington	6.34%		
	Colorado	5.79%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Credit Score Distribution

Credit Scores	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
600 – 619	1	18,800	0.01	619	80.00	18,800
620 – 639	109	3,080,777	0.96	630	86.40	28,264
640 – 659	482	16,313,996	5.07	650	90.64	33,846
660 – 679	847	31,145,642	9.69	670	92.22	36,772
680 – 699	1,239	48,126,694	14.97	689	92.90	38,843
700 – 719	1,282	48,490,009	15.08	709	92.59	37,824
720 – 739	1,395	53,260,125	16.57	729	92.57	38,179
740 – 759	1,331	48,199,019	14.99	750	91.59	36,213
760 – 779	1,186	42,834,012	13.32	769	91.33	36,116
780 – 799	674	23,531,649	7.32	788	90.72	34,913
800 or Greater	167	6,461,789	2.01	809	89.55	38,693
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Rates

Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.001 - 5.500	10	662,435	0.21	758	75.99	66,243
5.501 - 6.000	72	3,421,874	1.06	741	83.21	47,526
6.001 - 6.500	316	13,179,623	4.10	748	85.50	41,708
6.501 - 7.000	1,340	50,028,027	15.56	742	86.95	37,334
7.001 - 7.500	1,901	68,194,213	21.21	738	90.95	35,873
7.501 - 8.000	2,093	78,597,868	24.45	729	93.21	37,553
8.001 - 8.500	1,031	38,909,510	12.10	715	94.75	37,740
8.501 - 9.000	703	27,327,659	8.50	703	95.52	38,873
9.001 - 9.500	337	13,046,956	4.06	689	95.49	38,715
9.501 - 10.000	282	9,642,478	3.00	680	95.89	34,193
10.001 - 10.500	209	6,738,582	2.10	672	94.16	32,242
10.501 - 11.000	116	3,498,795	1.09	673	95.34	30,162
11.001 - 11.500	67	1,787,013	0.56	682	90.91	26,672
11.501 - 12.000	73	2,033,994	0.63	684	93.90	27,863
12.001 - 12.500	56	1,565,505	0.49	692	96.07	27,955
12.501 - 13.000	58	1,497,516	0.47	681	94.74	25,819
13.001 - 13.500	25	588,517	0.18	670	96.01	23,541
13.501 - 14.000	15	548,505	0.17	681	96.94	36,567
14.001 - 14.500	8	181,780	0.06	677	97.87	22,722
14.501 - 15.000	1	11,664	0.01	666	86.00	11,664
TOTAL	8,713	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Principal Balance

Original Principal Balance Amounts ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	2,724	49,864,040	15.51	724	90.78	18,305
25,000.01 - 50,000.00	4,292	151,884,168	47.25	722	92.74	35,388
50,000.01 - 75,000.00	1,235	74,461,177	23.16	724	92.44	60,292
75,000.01 - 100,000.00	359	31,251,977	9.72	724	91.40	87,053
100,000.01 - 125,000.00	52	5,903,413	1.84	730	89.46	113,527
125,000.01 - 150,000.00	33	4,600,623	1.43	740	86.05	139,413
150,000.01 - 175,000.00	7	1,159,983	0.36	745	76.66	165,712
175,000.01 - 200,000.00	7	1,330,363	0.41	753	74.60	190,052
200,000.01 - 225,000.00	1	199,153	0.06	708	95.00	199,153
225,000.01 - 250,000.00	1	244,030	0.08	695	87.00	244,030
250,000.01 - 275,000.00	1	254,354	0.08	693	85.00	254,354
300,000.01 - 325,000.00	1	309,233	0.10	698	75.00	309,233
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number Of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 10.00	2	51,366	0.02	687	10.00	25,683
10.01 - 20.00	2	88,854	0.03	686	17.23	44,427
20.01 - 30.00	9	270,719	0.08	723	28.26	30,080
30.01 - 40.00	16	833,298	0.26	745	36.99	52,081
40.01 - 50.00	27	1,248,349	0.39	730	45.99	46,235
50.01 - 60.00	58	2,852,280	0.89	722	56.29	49,177
60.01 - 70.00	121	5,160,580	1.61	728	66.51	42,649
70.01 - 75.00	99	4,897,528	1.52	726	73.51	49,470
75.01 - 80.00	239	10,434,489	3.25	721	78.72	43,659
80.01 - 85.00	502	14,963,381	4.65	726	83.71	29,808
85.01 - 90.00	2,639	85,903,270	26.72	726	89.32	32,551
90.01 - 95.00	2,809	107,762,526	33.52	727	94.53	38,363
95.01 - 100.00	2,190	86,995,871	27.06	718	99.47	39,724
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Junior Mortgage Ratios

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 5.00	108	1,497,367	0.47	735	80.46	13,865
5.01 - 10.00	813	17,100,274	5.33	727	85.58	21,034
10.01 - 15.00	2,435	73,113,666	22.77	728	89.39	30,026
15.01 - 20.00	3,810	149,742,902	46.64	726	95.24	39,303
20.01 - 25.00	727	34,216,763	10.66	716	92.46	47,066
25.01 - 30.00	343	18,004,177	5.61	708	91.37	52,490
30.01 - 40.00	281	15,946,998	4.97	716	87.23	56,751
40.01 - 50.00	112	6,478,479	2.02	728	84.78	57,844
50.01 - 60.00	42	2,818,693	0.88	711	80.67	67,112
60.01 - 70.00	18	1,430,916	0.45	739	80.63	79,495
70.01 - 80.00	6	372,266	0.12	718	73.50	62,044
80.01 - 90.00	1	31,011	0.01	733	75.00	31,011
90.01 - 100.00	5	304,650	0.09	727	72.61	60,930
TOTAL	**8,701**	**321,058,161**	**100.00**	**724**	**91.96**	**36,899**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Term to Scheduled Maturity

Term (months)	Number Of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	22	523,812	0.16	723	87.81	23,810
97 - 120	248	7,160,971	2.23	718	88.46	28,875
145 - 156	1	13,045	0.01	750	95.00	13,045
157 - 168	1	18,219	0.01	622	100.00	18,219
169 - 180	8,202	303,463,921	94.40	724	91.99	36,999
181 - 288	201	8,405,442	2.61	717	92.63	41,818
289 - 300	30	1,641,033	0.51	702	91.19	54,701
301 and Over	8	236,068	0.07	739	93.02	29,508
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

Group I Remaining Term to Scheduled Maturity

Term (months)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	154	3,082,710	0.96	687	90.17	20,018
97 - 108	129	3,191,025	0.99	690	90.96	24,737
109 - 120	338	9,707,503	3.02	714	89.70	28,720
145 - 156	1	13,045	0.01	750	95.00	13,045
157 - 168	6	165,191	0.05	714	92.30	27,532
169 - 180	7,847	295,041,988	91.78	725	92.01	37,599
181 - 288	200	8,383,948	2.61	717	92.64	41,920
289 - 300	30	1,641,033	0.51	702	91.19	54,701
301 and Over	8	236,068	0.07	739	93.02	29,508
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Year of Origination

Origination Year	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1995	73	1,452,775	0.45	677	91.84	19,901
1996	123	2,646,621	0.82	688	90.90	21,517
1997	160	4,293,289	1.34	699	91.59	26,833
2001	2	56,350	0.02	706	85.44	28,175
2002	563	20,827,974	6.48	726	90.58	36,995
2003	7,792	292,185,503	90.89	725	92.03	37,498
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
California	1,886	82,914,126	25.79	724	90.11	43,963
Texas	1,260	40,632,899	12.64	738	91.16	32,248
Virginia	517	21,542,223	6.70	725	91.70	41,668
Washington	553	20,384,696	6.34	724	94.45	36,862
Colorado	514	18,600,589	5.79	725	92.75	36,188
Maryland	401	15,686,253	4.88	726	91.25	39,118
Oregon	330	10,421,518	3.24	728	94.10	31,580
Florida	289	9,877,408	3.07	710	92.24	34,178
Arizona	257	8,321,989	2.59	723	93.47	32,381
New Jersey	178	7,510,690	2.34	723	87.91	42,195
Minnesota	189	6,746,230	2.10	723	93.11	35,694
Illinois	162	5,714,670	1.78	716	92.78	35,276
Michigan	154	5,374,206	1.67	719	94.61	34,897
Utah	167	5,086,935	1.58	718	94.01	30,461
Nevada	140	4,822,719	1.50	728	93.03	34,448
Georgia	150	4,761,024	1.48	726	95.61	31,740
Wisconsin	134	4,581,136	1.43	715	95.73	34,188
Massachusetts	91	4,330,312	1.35	728	89.01	47,586
Pennsylvania	134	4,326,644	1.35	724	92.74	32,288
Ohio	132	4,187,018	1.30	701	95.71	31,720
Indiana	138	3,572,125	1.11	706	95.61	25,885
Missouri	107	3,459,633	1.08	713	96.05	32,333
New York	75	3,393,607	1.06	726	89.39	45,248
Idaho	79	2,405,192	0.75	716	96.46	30,445
Connecticut	52	2,087,974	0.65	715	86.47	40,153
North Carolina	61	1,768,250	0.55	714	93.67	28,988
Kansas	47	1,658,532	0.52	718	95.33	35,288

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Geographical Distribution of Mortgaged Properties (Cont'd)

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
New Mexico	53	1,631,871	0.51	734	93.22	30,790
District of Columbia	33	1,627,422	0.51	720	92.23	49,316
Iowa	55	1,611,758	0.50	718	94.41	29,305
Alabama	50	1,504,350	0.47	713	95.28	30,087
Kentucky	37	1,178,693	0.37	702	94.33	31,857
Nebraska	34	1,062,277	0.33	709	92.05	31,243
Tennessee	26	1,041,489	0.32	704	91.76	40,057
Delaware	26	952,254	0.30	720	89.75	36,625
Oklahoma	27	917,634	0.29	713	91.48	33,986
Hawaii	23	859,738	0.27	710	90.97	37,380
Montana	28	836,804	0.26	732	94.03	29,886
Louisiana	22	724,315	0.23	698	90.73	32,923
Rhode Island	15	559,153	0.17	713	88.48	37,277
New Hampshire	14	503,829	0.16	692	84.91	35,988
Wyoming	14	376,459	0.12	703	94.02	26,890
South Dakota	13	334,814	0.10	728	96.68	25,755
Mississippi	7	317,564	0.10	713	96.81	45,366
Vermont	6	301,571	0.09	706	88.97	50,262
West Virginia	9	271,184	0.08	695	88.34	30,132
South Carolina	9	245,769	0.08	730	97.05	27,308
Alaska	5	167,007	0.05	689	84.57	33,401
Arkansas	5	121,661	0.04	702	89.46	24,332
Maine	3	92,807	0.03	728	90.98	30,936
North Dakota	2	53,490	0.02	716	100.00	26,745
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Single Family Residence	5,686	210,827,504	65.58%	721	91.78	37,078
PUD Detached	2,086	78,186,329	24.32%	730	91.92	37,481
PUD Attached	260	8,783,000	2.73%	733	93.49	33,781
Condominium	534	18,214,430	5.67%	726	93.24	34,109
Multifamily (2-4 Units)	70	2,646,513	0.82%	730	88.75	37,807
Townhouse Attached	62	2,385,461	0.74%	726	92.77	38,475
Townhouse Detached	7	272,783	0.08%	708	84.09	38,969
Manufactured Housing	8	146,491	0.05%	713	89.45	18,311
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Purchase Money	3,677	140,753,998	43.79	737	93.66	38,280
Debt Consolidation	1,777	70,468,580	21.92	705	91.79	39,656
Rate/Term Refinance	1,794	58,971,503	18.34	722	89.52	32,872
Cash	1,064	38,718,927	12.04	718	90.23	36,390
Other	236	6,221,293	1.94	708	89.32	26,361
Home Imp/Debt Consol	110	4,199,694	1.31	717	90.01	38,179
Home Improvement	46	1,776,613	0.55	721	90.45	38,622
Convenience	9	351,905	0.11	732	89.35	39,101
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

Group I Lien Position

Position	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
First Lien	12	404,352	0.13	713	62.03	33,696
Second Lien	8,701	321,058,161	99.87	724	91.96	36,899
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Debt-to-Income

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.00	11	169,035	0.05	686	96.32	15,367
0.01 - 5.00	2	91,289	0.03	763	90.50	45,645
5.01 - 10.00	12	498,584	0.16	739	89.03	41,549
10.01 - 15.00	62	2,028,820	0.63	745	86.93	32,723
15.01 - 20.00	220	6,512,238	2.03	747	90.10	29,601
20.01 - 25.00	548	18,526,900	5.76	737	90.03	33,808
25.01 - 30.00	1,095	38,646,290	12.02	733	91.10	35,293
30.01 - 35.00	1,617	57,706,931	17.95	726	92.28	35,688
35.01 - 40.00	1,983	73,313,066	22.81	722	92.40	36,971
40.01 - 45.00	2,259	89,096,442	27.72	716	92.34	39,441
45.01 - 50.00	887	34,218,021	10.64	719	91.85	38,577
50.01 - 55.00	17	654,896	0.20	737	90.29	38,523
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Residual Income Balance

Residual Income Balance ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Less than 1,500.00	175	3,617,419	1.13	709	89.37	20,671
1,500.00 - 1,999.00	407	10,167,773	3.16	718	94.06	24,982
1,999.01 - 2,999.00	1,486	41,838,397	13.02	717	93.57	28,155
2,999.01 - 3,999.00	1,784	57,728,720	17.96	722	92.73	32,359
3,999.01 - 4,999.00	1,551	57,013,524	17.74	723	92.57	36,759
4,999.01 - 5,999.00	1,093	44,453,306	13.83	725	92.46	40,671
Greater than 5,999.00	2,217	106,643,373	33.17	729	90.15	48,103
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Replines

Group I

Aggregate Principal Balance ($)	Mortgage Rate (%)	Mortgage Rate Net of Servicing Fee (%)	Original Amortization Term (months)	Remaining Amortization Term (months)	Remaining Term to Stated Maturity (months)
215,487,174.79	7.899	7.319	360	357	177
9,323,218.34	7.680	7.100	116	113	113
152,810,883.99	7.978	7.398	180	174	174
10,138,208.15	7.645	7.065	240	238	238
1,990,910.40	8.388	7.808	300	299	299
249,604.33	7.253	6.673	360	356	356

GMAC RFC

New Issue Computational Materials

(Part II of II)

$653,250,000 *(Approximate)*

RFMSII Series 2003-HS2 Trust
Issuer

Residential Funding Mortgage Securities II, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

RFMSII Series 2003-HS2 Trust
Home Equity Loan-Backed Term Notes

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

June 6, 2003

The enclosed contains information relating to the Notes in Loan Group I. Computational Materials regarding the Notes relating to Loan Group II will follow.

mt
ot

Residential Funding Mortgage Securities II, Inc.

RFMSII Series 2003-HS2 Trust

Computational Materials: Preliminary Term Sheet *(Page 1)*

Prepayment Sensitivity

Class A-I-1A (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	8.73	1.96	1.32	1.00	0.81	0.67
Modified Duration (years)	7.94	1.90	1.29	0.98	0.79	0.66
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	177	58	36	26	20	16
Illustrative Yield @ Par (30/360)	1.65%	1.61%	1.58%	1.55%	1.53%	1.50%

Class A-I-1B (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	8.73	1.96	1.32	1.00	0.81	0.67
Modified Duration (years)	8.04	1.91	1.29	0.98	0.79	0.66
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	177	58	36	26	20	16
Illustrative Yield @ Par (30/360)	1.42%	1.43%	1.43%	1.43%	1.43%	1.43%

Class A-I-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	6.65	4.49	3.00	2.10	1.68
Modified Duration (years)	12.71	6.18	4.26	2.88	2.04	1.64
First Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Last Principal Payment	3/25/18	7/25/12	9/25/09	1/25/08	2/25/06	7/25/05
Principal Lockout (months)	176	57	35	25	19	15
Principal Window (months)	1	52	40	30	13	10
Illustrative Yield @ Par (30/360)	1.94%	1.93%	1.92%	1.90%	1.88%	1.87%

Class A-I-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	9.80	6.81	5.00	2.83	2.20
Modified Duration (years)	11.86	8.43	6.10	4.59	2.68	2.11
First Principal Payment	3/25/18	7/25/12	9/25/09	1/25/08	2/25/06	7/25/05
Last Principal Payment	3/25/18	2/25/14	11/25/10	12/25/08	6/25/06	10/25/05
Principal Lockout (months)	176	108	74	54	31	24
Principal Window (months)	1	20	15	12	5	4
Illustrative Yield @ Par (30/360)	2.89%	2.88%	2.88%	2.87%	2.84%	2.82%

Prepayment Sensitivity (Cont'd)

Class A-I-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	11.13	7.81	5.73	4.34	2.75
Modified Duration (years)	11.33	9.07	6.72	5.11	3.96	2.58
First Principal Payment	3/25/18	2/25/14	11/25/10	12/25/08	6/25/06	10/25/05
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	176	127	88	65	35	27
Principal Window (months)	1	7	6	4	18	14
Illustrative Yield @ Par (30/360)	3.53%	3.52%	3.51%	3.50%	3.49%	3.46%

Class A-I-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.99	13.21	10.24	7.74	5.92	3.24
Modified Duration (years)	11.47	10.38	8.41	6.62	5.22	2.98
First Principal Payment	3/25/18	2/25/14	11/25/10	12/25/08	6/25/06	10/25/05
Last Principal Payment	5/25/22	3/25/18	3/25/18	5/25/16	8/25/13	8/25/11
Principal Lockout (months)	176	127	88	65	35	27
Principal Window (months)	51	50	89	90	87	71
Illustrative Yield @ Par (30/360)	3.53%	3.58%	3.62%	3.62%	3.62%	3.53%

Class A-I-IO (to call)

CPR (%)	73%	74%	75%	76%	77%	78%
Average Life (years)	1.37	1.36	1.35	1.34	1.32	1.30
Modified Duration (years)	0.90	0.90	0.90	0.90	0.89	0.89
Illustrative Yield @ 8.344906% (30/360)	1.90%	1.11%	0.10%	(1.09)%	(2.45)%	(4.01)%

Class M-I-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.42	5.19	4.24	4.03	3.41
Modified Duration (years)	11.00	6.24	4.57	3.83	3.66	3.14
First Principal Payment	1/25/17	12/25/06	8/25/06	10/25/06	1/25/07	11/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	37	39	42	40
Principal Window (months)	15	93	57	30	11	1
Illustrative Yield @ Par (30/360)	3.88%	3.86%	3.84%	3.83%	3.83%	3.82%

Class M-I-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.88	5.65	4.60	4.31	4.95
Modified Duration (years)	11.00	6.53	4.89	4.11	3.89	4.42
First Principal Payment	1/25/17	12/25/06	8/25/06	10/25/06	1/25/07	7/25/07
Last Principal Payment	3/25/18	3/25/18	1/25/16	1/25/13	11/25/10	10/25/09
Principal Lockout (months)	162	41	37	39	42	48
Principal Window (months)	15	136	114	76	47	28
Illustrative Yield @ Par (30/360)	3.88%	3.88%	3.88%	3.87%	3.86%	3.98%

Prepayment Sensitivity (Cont'd)

Class M-I-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.42	5.17	4.11	3.67	3.41
Modified Duration (years)	10.81	6.17	4.52	3.69	3.34	3.13
First Principal Payment	1/25/17	12/25/06	7/25/06	8/25/06	9/25/06	10/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	36	37	38	39
Principal Window (months)	15	93	58	32	15	2
Illustrative Yield @ Par (30/360)	4.14%	4.12%	4.10%	4.09%	4.08%	4.08%

Class M-I-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.78	5.47	4.35	3.86	3.78
Modified Duration (years)	10.81	6.39	4.73	3.88	3.49	3.43
First Principal Payment	1/25/17	12/25/06	7/25/06	8/25/06	9/25/06	10/25/06
Last Principal Payment	3/25/18	3/25/18	7/25/14	10/25/11	11/25/09	7/25/08
Principal Lockout (months)	162	41	36	37	38	39
Principal Window (months)	15	136	97	63	39	22
Illustrative Yield @ Par (30/360)	4.14%	4.14%	4.13%	4.12%	4.11%	4.12%

Class M-I-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.65	6.67	4.62	3.70	3.31	3.21
Modified Duration (years)	10.11	5.44	3.99	3.29	2.98	2.89
First Principal Payment	1/25/17	12/25/06	7/25/06	7/25/06	7/25/06	7/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	36	36	36	36
Principal Window (months)	15	93	58	33	17	5
Illustrative Yield @ Par (30/360)	5.10%	5.07%	5.05%	5.03%	5.02%	5.02%

Class M-I-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.65	6.68	4.64	3.71	3.32	3.21
Modified Duration (years)	10.11	5.45	3.99	3.29	2.99	2.90
First Principal Payment	1/25/17	12/25/06	7/25/06	7/25/06	7/25/06	7/25/06
Last Principal Payment	3/25/18	5/25/15	11/25/11	9/25/09	3/25/08	3/25/07
Principal Lockout (months)	162	41	36	36	36	36
Principal Window (months)	15	102	65	39	21	9
Illustrative Yield @ Par (30/360)	5.10%	5.07%	5.05%	5.03%	5.02%	5.02%

Class A-I-1B Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

MONTH	(%)
1	5.78
2	5.37
3	5.33
4	5.46
5	5.23
6	5.35
7	5.64
8	5.59
9	5.92
10	5.48
11	5.59
12	5.35
13	6.06
14	5.81
15	5.76
16	5.90
17	5.66
18	5.79
19	6.06
20	6.02
21	6.62
22	5.94
23	6.09
24	5.85
25	6.19
26	5.95

Loan Group I Net WAC Cap
(Current Index Values; 100% PPC; 30/360)

Month	(%)	Month	(%)
1	5.59	37	7.34
2	5.55	38	7.34
3	5.51	39	7.34
4	5.46	40	7.34
5	5.41	41	7.34
6	5.35	42	7.34
7	5.83	43	7.34
8	5.78	44	7.34
9	5.72	45	7.34
10	5.66	46	7.34
11	5.59	47	7.34
12	5.53	48	7.34
13	6.06	49	7.34
14	6.01	50	7.34
15	5.95	51	7.34
16	5.90	52	7.34
17	5.85	53	7.34
18	5.79	54	7.34
19	6.26	55	7.34
20	6.22	56	7.34
21	6.18	57	7.34
22	6.14	58	7.34
23	6.09	59	7.34
24	6.04	60	7.34
25	6.19	61	7.34
26	6.15	62	7.34
27	6.51	63	7.34
28	6.49	64	7.34
29	6.46	65	7.34
30	6.43	66	7.34
31	7.34	67	7.34
32	7.34	68	7.34
33	7.34	69	7.34
34	7.34		
35	7.34		
36	7.34		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

		Summary Statistics	Minimum	Maximum
Number of Loans		8,713		
Aggregate Current Principal Balance		$321,462,512.19	$41.72	$309,233.22
Average Current Principal Balance		$36,894.58		
Aggregate Original Principal Balance		$326,358,097.49	$7,000.00	$310,000.00
Average Original Principal Balance		$37,456.46		
Weighted Average Gross Loan Rate		7.92%	5.25%	14.60%
Weighted Average Original Term		181	60	360
Weighted Average Remaining Term		177	36	360
Weighted Average Combined LTV		91.92%	10.00%	100.00%
Weighted Average FICO Score		724	619	839
Weighted Average Borrower DTI		37.04%	0.00%	51.00%
Balloon Loans (% of Total)		55.25%		
Weighted Average Junior Mortgage Ratio		18.71%		
Lien Position ($1^{st}/2^{nd}$)		0.13%/99.87%		
Geographic Distribution				
	California	25.79%		
	Texas	12.64%		
	Virginia	6.70%		
	Washington	6.34%		
	Colorado	5.79%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Credit Score Distribution

Credit Scores	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
600 – 619	1	18,800	0.01	619	80.00	18,800
620 – 639	109	3,080,777	0.96	630	86.40	28,264
640 – 659	482	16,313,996	5.07	650	90.64	33,846
660 – 679	847	31,145,642	9.69	670	92.22	36,772
680 – 699	1,239	48,126,694	14.97	689	92.90	38,843
700 – 719	1,282	48,490,009	15.08	709	92.59	37,824
720 – 739	1,395	53,260,125	16.57	729	92.57	38,179
740 – 759	1,331	48,199,019	14.99	750	91.59	36,213
760 – 779	1,186	42,834,012	13.32	769	91.33	36,116
780 – 799	674	23,531,649	7.32	788	90.72	34,913
800 or Greater	167	6,461,789	2.01	809	89.55	38,693
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Rates

Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.001 - 5.500	10	662,435	0.21	758	75.99	66,243
5.501 - 6.000	72	3,421,874	1.06	741	83.21	47,526
6.001 - 6.500	316	13,179,623	4.10	748	85.50	41,708
6.501 - 7.000	1,340	50,028,027	15.56	742	86.95	37,334
7.001 - 7.500	1,901	68,194,213	21.21	738	90.95	35,873
7.501 - 8.000	2,093	78,597,868	24.45	729	93.21	37,553
8.001 - 8.500	1,031	38,909,510	12.10	715	94.75	37,740
8.501 - 9.000	703	27,327,659	8.50	703	95.52	38,873
9.001 - 9.500	337	13,046,956	4.06	689	95.49	38,715
9.501 - 10.000	282	9,642,478	3.00	680	95.89	34,193
10.001 - 10.500	209	6,738,582	2.10	672	94.16	32,242
10.501 - 11.000	116	3,498,795	1.09	673	95.34	30,162
11.001 - 11.500	67	1,787,013	0.56	682	90.91	26,672
11.501 - 12.000	73	2,033,994	0.63	684	93.90	27,863
12.001 - 12.500	56	1,565,505	0.49	692	96.07	27,955
12.501 - 13.000	58	1,497,516	0.47	681	94.74	25,819
13.001 - 13.500	25	588,517	0.18	670	96.01	23,541
13.501 - 14.000	15	548,505	0.17	681	96.94	36,567
14.001 - 14.500	8	181,780	0.06	677	97.87	22,722
14.501 - 15.000	1	11,664	0.01	666	86.00	11,664
TOTAL	8,713	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Principal Balance

Original Principal Balance Amounts ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	2,724	49,864,040	15.51	724	90.78	18,305
25,000.01 - 50,000.00	4,292	151,884,168	47.25	722	92.74	35,388
50,000.01 - 75,000.00	1,235	74,461,177	23.16	724	92.44	60,292
75,000.01 - 100,000.00	359	31,251,977	9.72	724	91.40	87,053
100,000.01 - 125,000.00	52	5,903,413	1.84	730	89.46	113,527
125,000.01 - 150,000.00	33	4,600,623	1.43	740	86.05	139,413
150,000.01 - 175,000.00	7	1,159,983	0.36	745	76.66	165,712
175,000.01 - 200,000.00	7	1,330,363	0.41	753	74.60	190,052
200,000.01 - 225,000.00	1	199,153	0.06	708	95.00	199,153
225,000.01 - 250,000.00	1	244,030	0.08	695	87.00	244,030
250,000.01 - 275,000.00	1	254,354	0.08	693	85.00	254,354
300,000.01 - 325,000.00	1	309,233	0.10	698	75.00	309,233
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number Of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 10.00	2	51,366	0.02	687	10.00	25,683
10.01 - 20.00	2	88,854	0.03	686	17.23	44,427
20.01 - 30.00	9	270,719	0.08	723	28.26	30,080
30.01 - 40.00	16	833,298	0.26	745	36.99	52,081
40.01 - 50.00	27	1,248,349	0.39	730	45.99	46,235
50.01 - 60.00	58	2,852,280	0.89	722	56.29	49,177
60.01 - 70.00	121	5,160,580	1.61	728	66.51	42,649
70.01 - 75.00	99	4,897,528	1.52	726	73.51	49,470
75.01 - 80.00	239	10,434,489	3.25	721	78.72	43,659
80.01 - 85.00	502	14,963,381	4.65	726	83.71	29,808
85.01 - 90.00	2,639	85,903,270	26.72	726	89.32	32,551
90.01 - 95.00	2,809	107,762,526	33.52	727	94.53	38,363
95.01 - 100.00	2,190	86,995,871	27.06	718	99.47	39,724
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Junior Mortgage Ratios

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 5.00	108	1,497,367	0.47	735	80.46	13,865
5.01 - 10.00	813	17,100,274	5.33	727	85.58	21,034
10.01 - 15.00	2,435	73,113,666	22.77	728	89.39	30,026
15.01 - 20.00	3,810	149,742,902	46.64	726	95.24	39,303
20.01 - 25.00	727	34,216,763	10.66	716	92.46	47,066
25.01 - 30.00	343	18,004,177	5.61	708	91.37	52,490
30.01 - 40.00	281	15,946,998	4.97	716	87.23	56,751
40.01 - 50.00	112	6,478,479	2.02	728	84.78	57,844
50.01 - 60.00	42	2,818,693	0.88	711	80.67	67,112
60.01 - 70.00	18	1,430,916	0.45	739	80.63	79,495
70.01 - 80.00	6	372,266	0.12	718	73.50	62,044
80.01 - 90.00	1	31,011	0.01	733	75.00	31,011
90.01 - 100.00	5	304,650	0.09	727	72.61	60,930
TOTAL	**8,701**	**321,058,161**	**100.00**	**724**	**91.96**	**36,899**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Term to Scheduled Maturity

Term (months)	Number Of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	22	523,812	0.16	723	87.81	23,810
97 - 120	248	7,160,971	2.23	718	88.46	28,875
145 - 156	1	13,045	0.01	750	95.00	13,045
157 - 168	1	18,219	0.01	622	100.00	18,219
169 - 180	8,202	303,463,921	94.40	724	91.99	36,999
181 - 288	201	8,405,442	2.61	717	92.63	41,818
289 - 300	30	1,641,033	0.51	702	91.19	54,701
301 and Over	8	236,068	0.07	739	93.02	29,508
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

Group I Remaining Term to Scheduled Maturity

Term (months)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	154	3,082,710	0.96	687	90.17	20,018
97 - 108	129	3,191,025	0.99	690	90.96	24,737
109 - 120	338	9,707,503	3.02	714	89.70	28,720
145 - 156	1	13,045	0.01	750	95.00	13,045
157 - 168	6	165,191	0.05	714	92.30	27,532
169 - 180	7,847	295,041,988	91.78	725	92.01	37,599
181 - 288	200	8,383,948	2.61	717	92.64	41,920
289 - 300	30	1,641,033	0.51	702	91.19	54,701
301 and Over	8	236,068	0.07	739	93.02	29,508
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Year of Origination

Origination Year	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1995	73	1,452,775	0.45	677	91.84	19,901
1996	123	2,646,621	0.82	688	90.90	21,517
1997	160	4,293,289	1.34	699	91.59	26,833
2001	2	56,350	0.02	706	85.44	28,175
2002	563	20,827,974	6.48	726	90.58	36,995
2003	7,792	292,185,503	90.89	725	92.03	37,498
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
California	1,886	82,914,126	25.79	724	90.11	43,963
Texas	1,260	40,632,899	12.64	738	91.16	32,248
Virginia	517	21,542,223	6.70	725	91.70	41,668
Washington	553	20,384,696	6.34	724	94.45	36,862
Colorado	514	18,600,589	5.79	725	92.75	36,188
Maryland	401	15,686,253	4.88	726	91.25	39,118
Oregon	330	10,421,518	3.24	728	94.10	31,580
Florida	289	9,877,408	3.07	710	92.24	34,178
Arizona	257	8,321,989	2.59	723	93.47	32,381
New Jersey	178	7,510,690	2.34	723	87.91	42,195
Minnesota	189	6,746,230	2.10	723	93.11	35,694
Illinois	162	5,714,670	1.78	716	92.78	35,276
Michigan	154	5,374,206	1.67	719	94.61	34,897
Utah	167	5,086,935	1.58	718	94.01	30,461
Nevada	140	4,822,719	1.50	728	93.03	34,448
Georgia	150	4,761,024	1.48	726	95.61	31,740
Wisconsin	134	4,581,136	1.43	715	95.73	34,188
Massachusetts	91	4,330,312	1.35	728	89.01	47,586
Pennsylvania	134	4,326,644	1.35	724	92.74	32,288
Ohio	132	4,187,018	1.30	701	95.71	31,720
Indiana	138	3,572,125	1.11	706	95.61	25,885
Missouri	107	3,459,633	1.08	713	96.05	32,333
New York	75	3,393,607	1.06	726	89.39	45,248
Idaho	79	2,405,192	0.75	716	96.46	30,445
Connecticut	52	2,087,974	0.65	715	86.47	40,153
North Carolina	61	1,768,250	0.55	714	93.67	28,988
Kansas	47	1,658,532	0.52	718	95.33	35,288

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Geographical Distribution of Mortgaged Properties (Cont'd)

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
New Mexico	53	1,631,871	0.51	734	93.22	30,790
District of Columbia	33	1,627,422	0.51	720	92.23	49,316
Iowa	55	1,611,758	0.50	718	94.41	29,305
Alabama	50	1,504,350	0.47	713	95.28	30,087
Kentucky	37	1,178,693	0.37	702	94.33	31,857
Nebraska	34	1,062,277	0.33	709	92.05	31,243
Tennessee	26	1,041,489	0.32	704	91.76	40,057
Delaware	26	952,254	0.30	720	89.75	36,625
Oklahoma	27	917,634	0.29	713	91.48	33,986
Hawaii	23	859,738	0.27	710	90.97	37,380
Montana	28	836,804	0.26	732	94.03	29,886
Louisiana	22	724,315	0.23	698	90.73	32,923
Rhode Island	15	559,153	0.17	713	88.48	37,277
New Hampshire	14	503,829	0.16	692	84.91	35,988
Wyoming	14	376,459	0.12	703	94.02	26,890
South Dakota	13	334,814	0.10	728	96.68	25,755
Mississippi	7	317,564	0.10	713	96.81	45,366
Vermont	6	301,571	0.09	706	88.97	50,262
West Virginia	9	271,184	0.08	695	88.34	30,132
South Carolina	9	245,769	0.08	730	97.05	27,308
Alaska	5	167,007	0.05	689	84.57	33,401
Arkansas	5	121,661	0.04	702	89.46	24,332
Maine	3	92,807	0.03	728	90.98	30,936
North Dakota	2	53,490	0.02	716	100.00	26,745
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Single Family Residence	5,686	210,827,504	65.58%	721	91.78	37,078
PUD Detached	2,086	78,186,329	24.32%	730	91.92	37,481
PUD Attached	260	8,783,000	2.73%	733	93.49	33,781
Condominium	534	18,214,430	5.67%	726	93.24	34,109
Multifamily (2-4 Units)	70	2,646,513	0.82%	730	88.75	37,807
Townhouse Attached	62	2,385,461	0.74%	726	92.77	38,475
Townhouse Detached	7	272,783	0.08%	708	84.09	38,969
Manufactured Housing	8	146,491	0.05%	713	89.45	18,311
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Purchase Money	3,677	140,753,998	43.79	737	93.66	38,280
Debt Consolidation	1,777	70,468,580	21.92	705	91.79	39,656
Rate/Term Refinance	1,794	58,971,503	18.34	722	89.52	32,872
Cash	1,064	38,718,927	12.04	718	90.23	36,390
Other	236	6,221,293	1.94	708	89.32	26,361
Home Imp/Debt Consol	110	4,199,694	1.31	717	90.01	38,179
Home Improvement	46	1,776,613	0.55	721	90.45	38,622
Convenience	9	351,905	0.11	732	89.35	39,101
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

Group I Lien Position

Position	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
First Lien	12	404,352	0.13	713	62.03	33,696
Second Lien	8,701	321,058,161	99.87	724	91.96	36,899
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Debt-to-Income

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.00	11	169,035	0.05	686	96.32	15,367
0.01 - 5.00	2	91,289	0.03	763	90.50	45,645
5.01 - 10.00	12	498,584	0.16	739	89.03	41,549
10.01 - 15.00	62	2,028,820	0.63	745	86.93	32,723
15.01 - 20.00	220	6,512,238	2.03	747	90.10	29,601
20.01 - 25.00	548	18,526,900	5.76	737	90.03	33,808
25.01 - 30.00	1,095	38,646,290	12.02	733	91.10	35,293
30.01 - 35.00	1,617	57,706,931	17.95	726	92.28	35,688
35.01 - 40.00	1,983	73,313,066	22.81	722	92.40	36,971
40.01 - 45.00	2,259	89,096,442	27.72	716	92.34	39,441
45.01 - 50.00	887	34,218,021	10.64	719	91.85	38,577
50.01 - 55.00	17	654,896	0.20	737	90.29	38,523
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Residual Income Balance

Residual Income Balance ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Less than 1,500.00	175	3,617,419	1.13	709	89.37	20,671
1,500.00 - 1,999.00	407	10,167,773	3.16	718	94.06	24,982
1,999.01 - 2,999.00	1,486	41,838,397	13.02	717	93.57	28,155
2,999.01 - 3,999.00	1,784	57,728,720	17.96	722	92.73	32,359
3,999.01 - 4,999.00	1,551	57,013,524	17.74	723	92.57	36,759
4,999.01 - 5,999.00	1,093	44,453,306	13.83	725	92.46	40,671
Greater than 5,999.00	2,217	106,643,373	33.17	729	90.15	48,103
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Replines

Group I

Aggregate Principal Balance ($)	Mortgage Rate (%)	Mortgage Rate Net of Servicing Fee (%)	Original Amortization Term (months)	Remaining Amortization Term (months)	Remaining Term to Stated Maturity (months)
215,487,174.79	7.899	7.319	360	357	177
9,323,218.34	7.680	7.100	116	113	113
152,810,883.99	7.978	7.398	180	174	174
10,138,208.15	7.645	7.065	240	238	238
1,990,910.40	8.388	7.808	300	299	299
249,604.33	7.253	6.673	360	356	356

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$653,250,000 *(Approximate)*

RFMSII Series 2003-HS2 Trust
Issuer

Residential Funding Mortgage Securities II, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

RFMSII Series 2003-HS2 Trust
Home Equity Loan-Backed Term Notes

June 9, 2003

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$653,250,000 *(Approximate)*

The Securities (a), (b), (c)

***** Attention: The respective sizing of the Class A-I-1A and Class A-I-1B Notes will depend on investor demand, and, accordingly, are subject to change. *****

Class	Description	Original Principal Balance ($)	Coupon	WAL to 10% Call (yrs)	Principal Lockout/ Window (months)	Expected Final Payment Date	Final Scheduled Maturity Date	Ratings (Moody's/S&P)(l)
A-I-1A	Fixed, Sequential	114,764,500	(e)	1.00	0 / 26	8/25/2005	3/25/2018	Aaa / AAA
A-I-1B	Floater, Sequential	114,764,500	(d)	1.00	0 / 26	8/25/2005	3/25/2018	Aaa / AAA
A-I-2	Fixed, Sequential	68,695,000	(e)	3.00	25 / 55	1/25/2008	3/25/2018	Aaa / AAA
A-I-3	Fixed, Sequential	14,367,000	(e)	5.00	54 / 66	12/25/2008	3/25/2018	Aaa / AAA
A-I-4	Fixed, Sequential	33,534,000	(e)(i)	5.73	65 / 69	3/25/3009	2/25/2033	Aaa / AAA
A-I-IO	Fixed, NAS IO	(g)	(h)	0.88(j)	N/A	12/25/2005	N/A	Aaa / AAA
A-II-A	Floater, Pass-Thru	100,000,000	(f)	3.14	0 / 98	8/25/11	7/25/33	Aaa / AAA (k)
A-II-B	Floater, Pass-Thru	163,250,000	(f)	3.11	0 / 98	8/25/11	7/25/33	Aaa / AAA (k)
M-I-1	Fixed, Mezzanine	18,525,000	(e)(i)	4.24	39 / 69	3/25/2009	7/25/2033	Aa2 / AA
M-I-2	Fixed, Mezzanine	15,600,000	(e)(i)	4.11	37 / 69	3/25/2009	7/25/2033	A2 / A+
M-I-3	Fixed, Mezzanine	9,750,000	(e)(i)	3.70	36 / 69	3/25/2009	7/25/2033	Baa2 / BBB

Notes:

(a) Loan Group I prepayment speed: 12% CPR building up to 35% CPR over the first 12 months, remaining constant at 35% CPR from month 13 through month 25; declining to 30% CPR from month 26 to month 36, remaining constant at 30% CPR thereafter. Loan Group II-A and Loan Group II-B prepayment speed: 35% CPR, 15% Constant Draw Rate.

(b) The transaction will be priced to a 10% clean-up call.

(c) The principal balance of each class of Notes is subject to a 5% variance.

(d) The note rate will be equal to the lesser of (a) one month LIBOR plus the related margin, (b) 8.00% per annum and (c) the weighted average of the net mortgage rates of the Mortgage Loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Notes and adjusted to an actual over 360-day rate.

(e) The note rate will be equal to the lesser of (a) the fixed rate per annum and (b) the weighted average of the net mortgage rates of the Mortgage Loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Notes.

(f) The note rate will be equal to the lesser of (a) a per annum rate equal to one-month LIBOR plus the related margin, (b) 17.25% per annum and (c) the weighted average of the net mortgage rates of the Mortgage Loans in Loan Group II-A and Loan Group II-B, as applicable, adjusted to an actual over 360-day rate.

(g) The Class A-I-IO Notes will not have a principal balance. For the purposes of calculating interest payments, interest will accrue on a Notional Amount from the July 25, 2003 Payment Date through the December 25, 2005 Payment Date; and thereafter, $0. For the purpose of calculating interest payments, interest will accrue at the lesser of (i) the notional amount equal to the amounts set forth on the schedule of notional amount set forth herein and (ii) the outstanding mortgage balance in Loan Group I.

(h) The note rate for the Class A-I-IO Notes on each Payment Date will be equal to [5.50]% per annum. The Class A-I-IO Notes will only be entitled to interest for the first 30 Payment Dates.

(i) If the Optional Redemption is not exercised, the note rate applicable to the Class A-I-4 Notes, the Class M-I-1 Notes, the Class M-I-2 Notes and the Class M-I-3 Notes will increase by 0.50% on the second Payment Date after the first possible related Optional Redemption Date.

(j) Modified Duration.

(k) Principal and interest distributions on the Class A-II Notes will be guaranteed by Financial Guaranty Insurance Company, as described herein.

(l) Rating Agency Contacts:
Moody's Investors Service: Dana Skelton (212) 553-3664 and Arthur Heffner (212) 553-7291
Standard & Poor's: Martin Kennedy (212) 438-2509

Issuer:	RFMSII Series 2003-HS2 Trust.
Offered Notes:	Class A-I-1A Notes and Class A-I-1B Notes (the "Class A-I-1 Notes"); Class A-I-1, Class A-I-2 Notes, Class A-I-3 Notes, Class A-I-4 Notes, and Class A-I-IO Notes (the "Class A-I Notes"); the Class A-II-A Notes and Class A-II-B Notes (the "Class A-II Notes"). The Class A-I Notes and Class A-II Notes are referred herein as the "Class A Notes." Class M-I-1 Notes, Class M-I-2 Notes, and Class M-I-3 Notes (the "Class M-I Notes" or the "Class M Notes"). The Class A-I Notes and the Class M-I Notes are referred herein as the "Class I Notes". The Class A Notes and the Class M Notes are referred herein as the "Offered Notes." The Class I Notes and the Class II Notes are collectively referred to as the "Notes".
Non-Offered Classes:	The trust will also issue Home Equity Loan-Backed Class A-II-A Variable Funding Notes, Series 2003-HS2 ("Class A-II-A Variable Funding Notes"), which will correspond to the Group II-A Loans, and Home Equity Loan-Backed Class A-II-B Variable Funding Notes and together with the Class A-II-A Variable Funding Notes, "Variable Funding Notes"), Series 2003-HS2 ("Class A-II-B Variable Funding Notes"), which will correspond to the Group II-B Loans, and will in each case not be offered. The Variable Funding Notes and the Class A-II Notes are collectively referred to as the "Class II Notes". The trust will also issue the Home Equity Loan-Backed Certificates, Series 2003-HS2 (the "Certificates") which will not be offered to investors.
Depositor:	Residential Funding Mortgage Securities II, Inc. ("RFMSII").
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer", or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Sub-Servicer:	HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the depositor.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	JPMorgan Chase Bank.
Credit Enhancer for Class II Notes:	Financial Guaranty Insurance Company ("FGIC").
Underwriters:	Lead Manager: Bear, Stearns & Co. Inc. Co-Manager: Residential Funding Securities Corporation
Statistical Calculation Date:	As of May 29, 2003.
Cut-off Date:	As of June 1, 2003.
Closing Date:	On or about June 26, 2003.

Optional Redemption:	A payment may be made to redeem either the Class I Notes or the Class II Notes upon the exercise by the Master Servicer of its option to purchase the related home equity loans and cause an early retirement of the related notes or purchase all of the related notes, on any Payment Date (an "Optional Redemption Date") on which (i) with respect to Loan Group I, the aggregate principal balance of the Group I Loans after applying payments received in the related Collection Period is equal to or less than 10% of the aggregate principal balance of the Group I Loans as of the cut-off date, or (ii) with respect to Loan Group II, the aggregate principal balance of the Group II Loans after applying payments received in the related Collection Period is equal to or less than 10% of the aggregate principal balance of the Group II Loans as of the cut-off date.
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Minimum Denominations:	The Class A-I Notes (other than the Class A-I-IO Notes), the Class A-II Notes and Class M-I-1 Notes will be issued in minimum denominations of $25,000 and integral multiples of $1 in excess of $25,000. The Class M-I-2 Notes and Class M-I-3 Notes will be issued in denominations of $250,000 and integral multiples of $1 in excess of $250,000. The Class A-I-IO Notes will be issued in minimum denominations representing an initial notional amount of $2,000,000 and integral multiples of $1 in excess of $2,000,000.
Tax Status:	For Federal Income Tax purposes: • The Class I Notes will each represent ownership of a regular interest in a REMIC. • The Class II Notes will be characterized as indebtedness.
ERISA Eligibility:	The Class A, Class M-I-1 and Class M-I-2 Notes may be eligible for purchase by employee benefit plans that are subject to ERISA. The Class M-I-3 Notes may be eligible for purchase by insurance company general accounts. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Offered Notes.
SMMEA Treatment:	The Offered Notes will not constitute "mortgage related securities" for purposes of SMMEA.
The Assets of the Trust:	The Notes will be secured by the Mortgage Loans and certain assets of the trust. The assets of the trust will consist of: (a) fixed-rate, closed-end home equity Mortgage Loans and adjustable-rate home equity revolving credit loans secured with primarily second liens on one- to four-family residential properties; (b) the assets as from time to time are identified as deposited in respect of the Mortgage Loans in the custodial account and in the certificate account and belonging to the trust; (c) property acquired by foreclosure of the Mortgage Loans or deed in lieu of foreclosure; (d) the FGIC Insurance Policy (as described herein) for the benefit of the Class A-II Notes only; and (e) all proceeds of the foregoing. There will be three loan groups: Loan Group I, which will relate primarily to the Class A-I Notes and the Class M-I Notes, Loan Group II-A, which will relate primarily to the Class A-II-A Notes and Loan Group II-B, which will relate primarily to the Class A-II-B Notes.

Mortgage Loans:	The Mortgage Loans will be divided into Loan Group I ("Group I Loans") and Loan Group II ("Group II Loans"). Group I will consist of [8,713] conventional fixed-rate, closed-end home equity Mortgage Loans totaling $[321,462,512], secured primarily by second liens on one-to four-family residential properties, with combined loan-to-values not in excess of 100%. The aggregate principal balance of the Group I Loans is expected to be approximately $[390,000,000]. The Group II Loans will be divided into Loan Group II-A ("Group II-A Loans") and Loan Group II-B ("Group II-B Loans"). Group II-A will consist of [3,287] adjustable-rate home equity revolving credit loans totaling $[90,054,628], secured primarily by second liens on one-to four-family residential properties, with conforming loan balances, and combined loan-to-values not in excess of 100%. The aggregate principal balance of the Group II-A Loans is expected to be approximately $[98,770,000]. Group II-B will consist of [3,410] adjustable-rate home equity revolving credit loans totaling $[139,590,005], secured primarily by second liens on one-to four-family residential properties, with combined loan-to-values not in excess of 100%. The aggregate principal balance of the Group II-B Loans is expected to be approximately $[161,230,000].
Group I HOEPA Loans:	Loan Group I has 44 HOEPA loans, which represent 0.35% of the aggregate principal balance of Loan Group I and were originated on or before September 9, 1997. There are 185 Mortgage Loans that represent 1.48% of the aggregate principal balance of Loan Group I, originated on or before September 2, 1997, which may be HOEPA loans.
Georgia and New York High-Cost Home Loans:	No Mortgage Loan is a "high-cost home loan" as defined in the Georgia Act or in the New York act.
FGIC Insurance Policy:	Financial Guaranty Insurance Company (the "Credit Enhancer") will unconditionally and irrevocably guarantee: (a) interest on the Class II Notes at the related note rates, (b) the amount of any losses applied to the Class II Notes not covered by Excess Interest or overcollateralization, and (c) the payment of principal on the Class II Notes by no later than the July 2033 Payment Date. The FGIC Insurance Policy is not revocable for any reason. The Credit Enhancer will not guaranty the payment of Basis Risk Shortfalls, Relief Act Shortfalls, or Prepayment Interest Shortfalls.
Payment Dates:	The 25th of each month, or if the 25th is not a business day, on the next business day, beginning in July 2003.
Payment Delay:	For the Class A-I Notes (other than the Class A-I-1B Notes) and the Class M-I Notes: 24 days. For the Class A-I-1B Notes and the Class A-II Notes: 0 days.
Interest Accrual Period:	With respect to the Class A-I Notes (other than the Class A-I-1B Notes) and the Class M-I Notes and any Payment Date, the calendar month preceding the month in which the Payment Date occurs. With respect to the Class A-I-1B Notes and the Class II Notes, (a) as to the Payment Date in July 2003, the period commencing on the closing date and ending on the day preceding the Payment Date in July 2003, and (b) for any Payment Date after the Payment Date in July 2003, the period commencing on the Payment Date in the month immediately preceding the month in which that Payment Date occurs and ending on the day preceding that Payment Date.
Coupon Step Up:	On the second Payment Date following the first possible Optional Redemption Date, the note rate on the Class A-I-4 Notes and the Class M-I Notes will increase by 0.50%.
Advancing:	There is no required advancing of delinquent principal or interest on the Mortgage Loans by the Master Servicer, the Subservicer, the Trustee, Credit Enhancer or any other entity.
Collection Period:	As to any Payment Date, the calendar month preceding the month of that Payment Date.

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the rates at which the Master Servicing fees, subservicing fees and with respect to the Group II Loans, the FGIC Insurance Policy premium (adjusted to the Class II Note security balance) are paid.

Class A-I-1B Net WAC Cap: The note rate of the Class A-I-1B Notes may be subject to a cap equal to the product of (x) the Group I Net WAC Rate and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Interest Accrual Period.

Group I Net WAC Rate: With respect to the Class A-I Notes and Class M-I Notes, and any Payment Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Group I Loans, as of the first day of the month preceding the month in which that Payment Date occurs, minus (2) the note rate for the Class A-I-IO Notes for such Payment Date multiplied by a fraction, the numerator of which is (x) the Class A-I-IO Notional Amount immediately prior to such Payment Date, and the denominator of which is (y) the aggregate principal balance of the Group I Loans as of the first day of the month preceding the month in which that Payment Date occurs.

Group I Net WAC Cap Shortfall: On any Payment Date and with respect to each class of Class I Notes, the excess, if any of (x) interest that would have accrued on the related notes at the applicable note rate without application of the Group I Net WAC Rate (or the Class A-I-1B Net WAC Cap, in the case of the Class A-I-1B Notes) over (y) interest accrued thereon at the Group I Net WAC Rate (or the Class A-I-1B Net WAC Cap, in the case of the Class A-I-1B Notes).

Group II-A Net WAC Rate: With respect to any Payment Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II-A Loans, as of the first day of the month preceding the month in which that Payment Date occurs, adjusted to account for the actual over 360-day interest calculation method.

Group II-B Net WAC Rate: With respect to any Payment Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II-B Loans, as of the first day of the month preceding the month in which that Payment Date occurs, adjusted to account for the actual over 360-day interest calculation method.

Group II-A Net WAC Cap Shortfall: On any Payment Date and with respect to the Class A-II-A Notes or the Class A-II-A Variable Funding Notes, the excess, if any of (x) interest that would have accrued on the related notes at the applicable note rate without application of the Group II-A Net WAC Rate over (y) interest accrued thereon at the Group II-A Net WAC Rate.

Group II-B Net WAC Cap Shortfall: On any Payment Date and with respect to the Class A-II-B Notes or the Class A-II-B Variable Funding Notes, the excess, if any of (x) interest that would have accrued on the related notes at the applicable note rate without application of the Group II-B Net WAC Rate over (y) interest accrued thereon at the Group II-B Net WAC Rate.

Class A-I-IO Notional Amount: With respect to any Payment Date, the lesser of (a) the Class A-I-IO Scheduled Notional Balance and (b) the aggregate principal balance of the Group I Loans as of the beginning of the related Collection Period.

Class A-I-IO Note Rate: For the [July 2003] through [December 2005] Payment Dates, the Class A-I-IO note rate will equal [5.50]% per annum. Commencing on the [January 2006] Payment Date and for all Payment Dates thereafter, the Class A-I-IO note rate will equal [0.00]%.

Class A-I-IO Scheduled Notional Balance:

With respect to any Payment Date, the amount with respect to that Payment Date set forth in the schedule below:

Distribution Date	Notional Balance
25-Jul-03	[$124,000,000]
25-Aug-03	[$124,000,000]
25-Sep-03	[$124,000,000]
25-Oct-03	[$124,000,000]
25-Nov-03	[$124,000,000]
25-Dec-03	[$124,000,000]
25-Jan-04	[$84,700,000]
25-Feb-04	[$84,700,000]
25-Mar-04	[$84,700,000]
25-Apr-04	[$84,700,000]
25-May-04	[$84,700,000]
25-Jun-04	[$84,700,000]
25-Jul-04	[$57,750,000]
25-Aug-04	[$57,750,000]
25-Sep-04	[$57,750,000]
25-Oct-04	[$57,750,000]
25-Nov-04	[$57,750,000]
25-Dec-04	[$57,750,000]
25-Jan-05	[$38,500,000]
25-Feb-05	[$38,500,000]
25-Mar-05	[$38,500,000]
25-Apr-05	[$38,500,000]
25-May-05	[$36,000,000]
25-Jun-05	[$34,000,000]
25-Jul-05	[$30,000,000]
25-Aug-05	[$28,000,000]
25-Sep-05	[$22,000,000]
25-Oct-05	[$20,000,000]
25-Nov-05	[$20,000,000]
25-Dec-05	[$20,000,000]
25-Jan-06 and thereafter	[$0]

Credit Enhancement:

With respect to the Class A-I Notes and the Class M-I Notes, credit enhancement will be provided by:

(1) Group I Excess Interest;
(2) Limited cross-collateralization;
(3) Overcollateralization; and
(4) Subordination provided by the Class M-I Notes to the Class A-I Notes; and subordination provided by each class of Class M-I Notes with lower payment priority to the Class M-I Notes with a higher payment priority.

With respect to the Class A-II Notes, credit enhancement will be provided by:

(1) Group II-A and Group II-B Excess Interest;
(2) Limited cross-collateralization
(3) Overcollateralization; and
(4) the FGIC Insurance Policy.

Expected Credit Support Percentages:

Loan Group I

Class	Initial Credit Support*	After Stepdown Support
A-I	11.25%	23.50%
M-I-1	6.50%	14.00%
M-I-2	2.50%	6.00%
M-I-3	0.00%	1.00%

*For any class of Class I Notes, the Initial Credit Support is the sum of all Class I Notes subordinate to such class as a percentage of the aggregate principal balance as of the Cut-Off Date. The Initial Credit Support is not inclusive of the Overcollateralization Target Amount.

Excess Interest:

For any Payment Date, and any of the loan groups the excess of the related Available Distribution Amount over the sum of (x) the interest distribution amount for the related classes of Notes and (y) the principal distribution amount on the related classes of Notes. Excess Interest may be used to protect the Notes against realized losses by making an additional payment of principal up to the amount of the realized losses.

Principal Collections:

Loan Group I
On any Payment Date with respect to the Group I Loans, the sum of:
(i) the amount collected during the related Collection Period, including net liquidation proceeds and principal prepayments, allocated to principal pursuant to the terms of the related mortgage notes;
(ii) any substitution adjustment amounts and the principal portion of the repurchase price for any deleted loans; and
(iii) the cash purchase price paid in connection with any optional purchase of the Group I Loans by the Master Servicer.

Loan Group II-A
On any Payment Date with respect to the Group II-A Loans, the sum of:
(i) the amount collected during the related Collection Period, including net liquidation proceeds and principal prepayments, allocated to principal pursuant to the terms of the credit line agreements exclusive of the portion thereof attributable to additional balances not conveyed to the trust following an amortization event;
(ii) any substitution adjustment amounts and the principal portion of the repurchase price for any deleted loans; and
(iii) the cash purchase price paid in connection with any optional purchase of the Group II-A Loans by the Master Servicer.

Loan Group II-B
On any Payment Date with respect to the Group II-B Loans, the sum of:
(i) the amount collected during the related Collection Period, including net liquidation proceeds and principal prepayments, allocated to principal pursuant to the terms of the credit line agreements exclusive of the portion thereof attributable to additional balances not conveyed to the trust following an amortization event;
(ii) any substitution adjustment amounts and the principal portion of the repurchase price for any deleted loans; and
(iii) the cash purchase price paid in connection with any optional purchase of the Group II-B Loans by the Master Servicer.

Net Principal Collections:

On any Payment Date and with respect to Loan Group II-A and Loan Group II-B, the related excess, if any, of (x) Principal Collections for that Payment Date over (y) the aggregate amount of additional balances created during the related Collection Period and conveyed to the trust.

Group I Overcollateralization Amount:

With respect to the Class A-I Notes and the Class M-I Notes, and any Payment Date, the amount, if any by which (x) the aggregate principal balance of the Group I Loans as of the end of the related Collection Period exceeds (y) the aggregate security balance of the Class A-I Notes (other than the Class A-I-IO Notes) and Class M-I Notes, on that Payment Date, after application of Principal Collections with respect to the Group I Loans and excess interest available to pay any Group I Liquidation Loss Distribution Amount for that Payment Date.

Group I Required Overcollateralization Amount:

An amount equal to 0.50% of the aggregate principal balance of the Group I Loans as of the cut-off date, or approximately $[1,950,000].

Group I Overcollateralization Increase Amount: With respect to the Class A-I Notes and the Class M Notes and (a) the first four Payment Dates, $0, and (b) any Payment Date after the first four Payment Dates, an amount equal to the lesser of (i) excess interest on the Group I Loans not distributed on that Payment Date as a Group I Liquidation Loss Distribution Amount and (ii) the excess, if any, of (x) the Group I Required Overcollateralization Amount for that Payment Date over (y) the Group I Overcollateralization Amount for that Payment Date. The application of excess interest to the payment of principal on the Class A-I Notes and Class M Notes has the effect of accelerating the amortization of the Class A-I Notes and Class M Notes relative to the amortization of the Group I Loans.

Group I Stepdown Date: With respect to Loan Group I, the earlier to occur of (i) the Payment Date on which the Class A-I Notes have been reduced to zero and (ii) the later to occur of (x) the Payment Date in July 2006 and (y) the first Payment Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Group II Overcollateralization Amount: With respect to the Class II Notes, and any Payment Date, the amount, if any by which (x) the aggregate principal balance of the Group II Loans as of the end of the related Collection Period exceeds (y) the aggregate security balance of the Class II Notes on that Payment Date, after application of the Net Principal Collections or the Principal Collections with respect to the Group II Loans, as the case may be, excess interest available to pay any Group II Liquidation Loss Distribution Amount, and increases, if any, in the security balance of the Variable Funding Notes due to the acquisition of additional balances for such date.

Group II Overcollateralization Floor: An amount equal to 0.50% of the aggregate principal balance of the Group II Loans as of the cut-off date, or approximately $[1,300,000].

Group II Overcollateralization Increase Amount: With respect to the Class II Notes and (a) the first two Payment Dates, $0, and (b) any Payment Date after the first two Payment Dates, an amount equal to the lesser of (i) excess interest on the Group II Loans not distributed on that Payment Date as a Group II Liquidation Loss Distribution Amount or as a payment to the Credit Enhancer for the premium on the FGIC Insurance Policy or as a reimbursement for prior draws and (ii) the excess, if any, of (x) the Group II Required Overcollateralization Amount for that Payment Date over (y) the Group II Overcollateralization Amount for that Payment Date. The application of excess interest to the payment of principal on the Class II Notes has the effect of accelerating the amortization of the Class II Notes relative to the amortization of the Group II Loans.

Group II Required Overcollateralization Amount: With respect to any Payment Date prior to the Group II Stepdown Date, [1.00]% of the aggregate principal balance of the Group II Loans as of the cut-off date. With respect to any Payment Date on or after the Group II Stepdown Date and subject to certain tests set forth in the indenture, the lesser of (a) the initial Group II Required Overcollateralization Amount and (b) [2.00]% of the aggregate principal balance of the Group II Loans after applying payments received in the related Collection Period, subject to the Group II Overcollateralization Floor.

Group II Stepdown Date: The later of (a) the Payment Date in June 2005 and (b) the Payment Date on which the aggregate principal balance of the Group II Loans after applying payments received in the related Collection Period is less than 50% of the initial aggregate principal balance of the Group II Loans as of the cut-off date, subject to the satisfaction of certain conditions as set forth in the indenture.

Class A-II Notes Undercollateralization: As of the closing date, the aggregate security balance of the Class A-II Notes will exceed the cut-off date balance of the Group II Loans by approximately $[3,250,000], which is approximately 1.25% of the cut-off date balance of the Group II Loans. This amount represents an initial undercollateralization of the Class A-II Notes relative to the Group II Loans. On each Payment Date, the Group II Overcollateralization Increase Amount, if any, will be used first, in reduction of the undercollateralization amount by reducing the aggregate security balance of the Class A-II Notes until it is equal to the aggregate principal balance of the Group II Loans as of the end of the related Collection Period, and then to increase the Group II Overcollateralization Amount until such amount is equal to the Group II Required Overcollateralization Amount.

Specified Enhancement Percentage: The Specified Enhancement Percentage is [23.50]% for Loan Group I.

Senior Enhancement Percentage: With respect to Loan Group I, on any Payment Date, the Senior Enhancement Percentage will be equal to a fraction the numerator of which is the sum of (x) the aggregate principal balance of the Class M-I Notes less amounts available for payment of principal on the Class M-I Notes for such Payment Date and (y) the overcollateralization of the Mortgage Loans in Loan Group I, and the denominator of which is the aggregate principal balance of the Mortgage Loans in Loan Group I as of the end of the preceding due period.

Subordination Percentage:

Loan Group I

Class	Subordination Percentage
A-I	76.50%
M-I-1	86.00%
M-I-2	94.00%
M-I-3	99.00%

Available Distribution Amount: For any Payment Date, and any of the loan groups, an amount equal to the sum of the following amounts, net of amounts reimbursable to the Master Servicer and any subservicer:

(i) the aggregate amount of monthly payments on the related Mortgage Loans received during the related Collection Period, after deduction of the master servicing fees and any subservicing fees in respect of the related Mortgage Loans for that Payment Date;

(ii) unscheduled payments, including full and partial mortgagor prepayments on the related Mortgage Loans, Insurance Proceeds and Liquidation Proceeds from the related Mortgage Loans, Insurance Proceeds and Liquidation Proceeds from the related Mortgage Loans, and proceeds form repurchases of and substitutions for the related Mortgage Loans received or deemed received during the related Collection Period; and

(iii) with respect to the Group II-A Loans and Group II-B Loans, minus the related aggregate amount of additional balances created during the related Collection Period and conveyed to the trust for the related Loan Group II.

Priority of Payments:

On each Payment Date, principal and interest collections relating to Group I will be allocated in the following order of priority:

Loan Group I

On each Payment Date, principal and interest collections relating to the Group I Loans will be allocated from the payment account in the following order of priority:

(i) distribution of interest to the Class I Notes, less interest shortfalls, as described below;

(ii) distribution of principal to the Class I Notes as described below, under "Principal Distributions," including distribution of principal to those Notes to cover certain realized losses and, except on the first four Payment Dates, distribution of additional principal to those notes from the Excess Interest on the Mortgage Loans, the Group I Overcollateralization Increase Amount for that Payment Date;

(iii) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes, in that order, of current prepayment interest shortfalls;

(iv) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes, in that order, any prepayment interest shortfalls remaining unpaid from prior Payment Dates together with interest thereon;

(v) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes of the current Group I Net WAC Cap Shortfalls;

(vi) payment to the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Notes of the Group I Net WAC Cap Shortfalls from previous periods;

(vii) payment, as principal on the Class II Notes, *pro rata*, any special hazard loss amounts, bankruptcy loss amounts and fraud loss amounts, other than any excess loss amounts, with respect to the related Collection Period, to the extent not paid from principal and interest collections on the related Group II Loans; and

(viii) payment to the holders of the Certificates of any remaining amounts.

Loan Group II

On each Payment Date principal and interest collections relating to the Group II-A Loans and Group II-B Loans and payments made under the FGIC Insurance Policy will be allocated from the payment account in the following order of priority:

(i) distribution of interest from collections relating to the Group II-A Loans to the Class A-II-A Notes and the Class A-II-A Variable Funding Notes, *pro rata*, less interest shortfalls; distribution of interest from collections relating to the Group II-B Loans to the Class A-II-B Notes and the Class A-II-B Variable Funding Notes, *pro rata,* less interest shortfalls;

(ii) distributions of principal from collections relating to the Group II-A Loans to the Class A-II-A Notes and the Class A-II-A Variable Funding Notes, *pro rata*; distributions of principal from collections relating to the Group II-B Loans to the Class A-II-B Notes and the Class A-II-B Variable Funding Notes, *pro rata;*

(iii) distribution of principal from collections on the Group II-A Loans on the Class A-II-A Notes and the Class A-II-A Variable Funding Notes, *pro rata,* to cover realized losses in Loan Group II-A; distribution of principal from collections on the Group II-B Loans on the Class A-II-B Notes and the Class A-II-B Variable Funding Notes, *pro rata,* to cover realized losses in Loan Group II-B;

(iv) distributions of principal from collections on the Group II-B Loans on the Class A-II-A Notes and Class A-II-A Variable Funding Notes, *pro rata,* to cover realized losses in Loan Group II-A to the extent not covered by clause (iii) above; distribution of principal from collections on the Group II-A Loans on the Class A-II-B Notes and Class A-II-B Variable Funding Notes, *pro rata,* to cover realized losses in Loan Group II-B to the extent not covered by clause (iii) above;

(v) payment to the Credit Enhancer of the premium for the FGIC Insurance Policy and any previously unpaid premiums for the FGIC Insurance Policy, with interest;

(vi) payment to reimburse the Credit Enhancer for prior draws made on the FGIC Insurance Policy other than those attributable to excess loss amounts, with interest;

(vii) except on the first two Payment Dates, distribution of principal to (a) the Class A-II-A Notes and the Class A-II-A Variable Funding Notes, *pro rata*, Excess Interest on the Group II-A Loans, and to (b) Class A-II-B Notes and the Class A-II-B Variable Funding Notes, *pro rata*, Excess Interest on the Group II-B Loans, until the Group II Overcollateralization Amount equals the Group II Required Overcollateralization Amount;

(viii) payment to the Credit Enhancer any other amounts owed to it under the FGIC Insurance Policy;

(ix) payment to the Class A-II-A Notes and the Class A-II-A Variable Funding Notes, *pro rata*, from Excess Interest on the Group II-A Loans any current Group II-A Net WAC Cap Shortfalls and any Group II-A Net WAC Cap Shortfalls not previously paid with interest; and payment to the Class A-II-B Notes and the Class A-II-B Variable Funding Notes, *pro rata,* from Excess Interest on the Group II-B Loans any current Group II-B Net WAC Cap Shortfalls and any Group II-B Net WAC Cap Shortfalls not previously paid, with interest;

(x) payment as principal on the Class A-I and Class M-I Notes, any special hazard loss amounts, bankruptcy loss amounts and fraud loss amounts (other than any excess loss amounts), with respect to the related Collection Period, to the extent not paid from principal and interest collections on the Group I Loans; and

(xi) payment to the holders of the Certificates of any remaining amounts.

Interest Distributions

Loan Group I

On each Payment Date, the interest distribution amount to the Class A-I and Class M-I noteholders will be made from the related Available Distribution Amount from Loan Group I as follows:

(i) to the holders of the Class A-I Notes, accrued interest less any interest shortfalls;

(ii) to the Class A-I Notes, any unpaid interest with interest from prior Payment Dates;

(iii) to the holders of the Class M-I-1 Notes, accrued interest less any interest shortfalls;

(iv) to the Class M-I-1 Notes, any unpaid interest with interest from prior Payment Dates;

(v) to the holders of the Class M-I-2 Notes, accrued interest less any interest shortfalls;

(vi) to the Class M-I-2 Notes, any unpaid interest with interest from prior Payment Dates;

(vii) to the holders of the Class M-I-3 Notes, accrued interest less any interest shortfalls; and

(viii) to the Class M-I-3 Notes, any unpaid interest with interest from prior Payment Dates.

Loan Group II

On each Payment Date, the related interest distribution amount to the related Class A-II Notes and related Variable Funding Notes noteholders will be made from the available amount (after payment of the servicing fees and insurer premium) from Loan Group II-A and Loan Group II-B, respectively.

Principal Distributions

Loan Group I

For each Payment Date, (a) prior to the Group I Stepdown Date and (b) on or after the Group I Stepdown Date for which a Trigger Event has occurred, the Principal Distribution Amount, with respect to Loan Group I will be distributed as follows:

(i) to the Class A-I-1A Notes and Class A-I-IB Notes, *pro rata* until the principal balance of such notes is reduced to zero;
(ii) to the Class A-I-2 Notes, until the principal balance of such notes is reduced to zero;
(iii) to the Class A-I-3 Notes, until the principal balance of such notes is reduced to zero;
(iv) to the Class A-I-4 Notes, until the principal balance of such notes is reduced to zero;
(v) to the Class M-I-1 Notes, until the principal balance of such notes is reduced to zero;
(vi) to the Class M-I-2 Notes, until the principal balance of such notes is reduced to zero; and
(vii) to the Class M-I-3 Notes, until the principal balance of such notes is reduced to zero.

For each Payment Date, (a) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the Principal Distribution Amount with respect to Loan Group I will be distributed in the following order :

(i) to the Class A-I-1A Notes and Class A-I-IB Notes, *pro rata,* up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;
(ii) to the Class A-I-2 Notes, up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;
(iii) to the Class A-I-3 Notes, up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;
(iv) to the Class A-I-4 Notes, up to the Class A-I Principal Distribution Amount, until the principal balance of such notes is reduced to zero;
(v) to the Class M-I-1 Notes, up to the Class M-I-1 Principal Distribution Amount, until the principal balance of such notes is reduced to zero;
(vi) to the Class M-I-2 Notes, up to the Class M-I-2 Principal Distribution Amount, until the principal balance of such notes is reduced to zero; and
(vii) to the Class M-I-3 Notes, up to the Class M-I-3 Principal Distribution Amount, until the principal balance of such notes is reduced to zero.

Loan Group II

For each Payment Date, the related principal distribution amount for the related Class A-II Notes will be distributed to the related Class A-II Notes, until the principal balances of the related Class A-II Notes are reduced to zero; provided that the principal distribution Amount will be reduced by the amount of such excess until the Group I Overcollateralization Amount equals the Group I Required Overcollateralization Amount.

Class A-I Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the aggregate note principal balance of the Class A-I Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the aggregate principal balance of the Mortgage Loans and (ii) the aggregate principal balance of the Group I Loans minus $1,950,000.

Class M-I-1 Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the sum of (i) the aggregate principal balance of the Class A-I Notes, after taking into account the distribution of the Class A-I Principal Distribution Amount and (ii) the principal balance of the Class M-I-1 Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Group I Loans in Loan Group I minus $1,950,000.

Class M-I-2 Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the sum of (i) the aggregate principal balance of the Class A-I Notes and the Class M-I-1 Notes after taking into account the distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount and (ii) the principal balance of the Class M-I-2 Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Group I Loans in Loan Group I minus $1,950,000.

Class M-I-3 Principal Distribution Amount:

With respect to Loan Group I and any Payment Date, on or after the Group I Stepdown Date when a Trigger Event is not in effect, the excess of (x) the sum of (i) the aggregate principal balance of the Class A-I Notes, Class M-I-1 Notes and Class M-I-2 Notes, after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount and (ii) the principal balance of the Class M-I-3 Notes immediately prior to that Payment Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Group I Loans in Loan Group I minus $1,950,000.

Excess Interest Distributions:

Loan Group I

On any Payment Date the Excess Interest related to the Group I Loans will be allocated in the following order of priority:

(i) to pay the holders of the Class A-I Notes and the Class M-1 Notes (in the order of priority that principal is distributed on the Class A-I and Class M-1 Notes) the principal portion of realized losses, other than excess loss amounts, incurred on the Mortgage Loans for the preceding calendar month (the " Liquidation Loss Distribution Amount");

(ii) except for the first four Payment Dates, to pay the Group I Overcollateralization Increase Amount to the Class A-I Notes and the Class M Notes;

(iii) to pay the holders of the (a) Class A-I Notes *pro rata* based on accrued interest, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, the amount of any prepayment interest shortfalls allocated thereto with respect to the Mortgage Loans for that Payment Date;

(iv) to pay to the holders of the (a) Class A-I Notes *pro rata* based on unpaid prepayment interest shortfalls previously allocated thereto, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, any prepayment interest shortfalls remaining unpaid from prior Payment Dates together with interest thereon;

(v) to pay to the holders of the (a) Class A-I Notes *pro rata* based on the current Group I Net WAC Cap Shortfalls allocated thereto, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, any current Group I Net WAC Cap Shortfalls unpaid for that Payment Date;

(vi) to pay to the holders of the (a) Class A-I Notes *pro rata* based on the prior period Group I Net WAC Cap Shortfalls previously allocated thereto, (b) Class M-I-1 Notes, (c) Class M-I-2 Notes, and (d) Class M-I-3 Notes, in that order, any Group I Net WAC Cap Shortfalls remaining unpaid from prior Payment Dates together with interest thereon;

(vii) to pay as principal on the Class A-II and Variable Funding Notes, any special hazard loss amounts, bankruptcy loss amounts and fraud loss amounts (other than excess loss amounts), with respect to the related Collection Period, to the extent not paid from principal and interest collections on the Group II Loans; and

(viii) to pay any remaining amounts to the holders of the Certificates.

Loan Group II

On any Payment Date, the Excess Interest related to the Group II-A Loans will be allocated in the following order of priority:

(i) to pay to the holders of the Class A-II-A Notes and Class A-II-A Variable Funding Notes from collections on the Group II-A Loans, *pro rata,* the principal portion of realized losses, other than excess loss amounts, incurred on the Group II-A Loans for the preceding calendar month (the "Group II-A Liquidation Loss Distribution Amount"); to pay to the holders of the Class A-II-B Notes and Class A-II-B Variable Funding Notes from collections on the Group II-B Loans, *pro rata*, the principal portion of realized losses, other than excess loss amounts, incurred on the Group II-B Loans for the preceding calendar month (the "Group II-B Liquidation Loss Distribution Amount") and together with the Group II-A Liquidation Loss Distribution Amount, the "Liquidation Loss Distribution Amount");

(ii) to pay to the holders of the Class A-II-A Notes and Class A-II-A Variable Funding Notes from collections on the Group II-B Loans the principal portion of realized losses, other than excess loss amounts, incurred on the Group II-A Loans for the preceding calendar month to the extent not paid pursuant to clause (i) above; to pay the holder of the Class A-II-B Notes and Class A-II-B Variable Funding Notes from collections on the Group II-A Loans the principal portion of realized losses, other than excess loss amounts incurred on the Group II-B Loans for the preceding calendar month to the extent not paid pursuant to clause (i) above;

(iii) to pay to the Credit Enhancer the premium for the FGIC Insurance Policy and any previously unpaid premium, with interest;

(iv) payment to reimburse the Credit Enhancer for prior draws made on the FGIC Insurance Policy other than those attributable to excess loss amounts, with interest;

(v) except on the first two Payment Dates, to pay to the Class A-II-A Notes and the Class A-II-A Variable Funding Notes, *pro rata*, Excess Interest on the Group II-A Loans, and to the Class A-II-B Notes and the Class A-II-B Variable Funding Notes, *pro* rata, Excess Interest on the Group II-B Loans, until the Group II Overcollateralization Amount equals the Group II Required Overcollateralization Amount;

(vi) to pay to the Credit Enhancer any other amounts owed it under the FGIC Insurance Policy;

(vii) to pay to the related Class A-II-A Notes and the Class A-II-A Variable Funding Notes from collections related to the Group II-A Loans, *pro rata*, any current Group II-A Net WAC Cap Shortfalls and Group II-A Net WAC Cap Shortfalls not previously paid, with interest;

(viii) to pay to the related Class A-II-B Notes and the Class A-II-B Variable Funding Notes from collections related to the Group II-B Loans, *pro rata*, any current Group II-B Net WAC Cap Shortfalls and Group II-B Net WAC Cap Shortfalls not previously paid, with interest;

(ix) to pay as principal on the Class A-I and Class M Notes, any special hazard amounts, bankruptcy loss amounts and fraud loss amounts, other than any excess loss amounts with respect to the related Collection Period, to the extent not paid from principal and interest collections on the Group I Loans; and

(x) to pay any remaining amounts to the holders of the Certificates.

Trigger Event:

A Trigger Event is in effect with respect to Loan Group I on any Payment Date on or after the related Stepdown Date, if any of the following conditions are met:

(i) the fraction, expressed as a percentage, equal to the aggregate principal balance of the Mortgage Loans that are 90 or more days delinquent in payment of principal and interest, including mortgage loans in foreclosure and REO, as determined for the current and the two immediately preceding Payment Dates, over the aggregate principal balance of all of the Mortgage Loans as determined for the current and the two immediately preceding Payment Dates, exceeds [2.00]%;
(ii) if the aggregate amount of realized losses, other than excess loss amounts, exceeds the specified percentage in the related month per the table below:

Month	Cumulative Realized Loss Percentage
1 to 36	[1.30]%
37 to 48	[1.80]%
49 to 60	[2.10]%
61 to 72	[2.60]%
72 and thereafter	[3.00]%

Allocation of Losses:

Loan Group I

With respect to Loan Group I, current period losses, except excess losses, will be applied in the following order of priority, and from the following sources:

(i) Excess Interest from Loan Group I for the related Payment Date;
(ii) Limited Excess Interest received from Loan Group II;
(iii) Overcollateralization from Loan Group I, until reduced to zero;
(iv) Class M-I-3 Notes, until reduced to zero;
(v) Class M-I-2 Notes, until reduced to zero;
(vi) Class M-I-1 Notes, until reduced to zero; and
(vii) Class A-I Notes, *pro rata*, until the Principal Balance thereof has been reduced to zero.

Excess loss amounts with respect to the Group I Loans will be allocated among the Class I Notes on a *pro rata* basis.

Loan Group II

With respect to Loan Group II, current period losses, except excess losses, will be applied in the following order of priority:

(i) Excess Interest from the Loan Group II, as applicable for the related Payment Date, until reduced to zero;
(ii) Limited Excess Interest received from Loan Group I;
(iii) Overcollateralization from Loan Group II, until reduced to zero;
(iv) To the Class A-II-A Notes and the Class A-II-A Variable Funding Notes, *pro rata,* realized losses on the Group II-A Loans, and to the Class A-II-B Notes and the Class A-II-B Variable Funding Notes, *pro rata,* realized losses on the Group II-B Loans, provided that any allocation of realized losses to Class A-II-A Notes, Class A-II-B Notes, Class A-II-A Variable Funding Notes, and Class A-II-B Variable Funding Notes will be covered by the FGIC Insurance Policy, subject to its terms.

Excess loss amounts with respect to the related Group II Loans will be allocated among the related Class II Notes on a *pro rata* basis.

Revolving Period: The period commencing on the Closing Date and ending on [June 30, 2008].

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part II of II)

$653,250,000 *(Approximate)*

RFMSII Series 2003-HS2 Trust
Issuer

Residential Funding Mortgage Securities II, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

RFMSII Series 2003-HS2 Trust
Home Equity Loan-Backed Term Notes

June 5, 2003 (Updated June 9, 2003)

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Prepayment Sensitivity

Class A-I-1A (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	8.73	1.96	1.32	1.00	0.81	0.67
Modified Duration (years)	7.94	1.90	1.29	0.98	0.79	0.66
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	177	58	36	26	20	16
Illustrative Yield @ Par (30/360)	1.65%	1.61%	1.58%	1.55%	1.53%	1.50%

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	8.73	1.96	1.32	1.00	0.81	0.67
Modified Duration (years)	8.04	1.91	1.29	0.98	0.79	0.66
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	177	58	36	26	20	16
Illustrative Yield @ Par (30/360)	1.42%	1.43%	1.43%	1.43%	1.43%	1.43%

Class A-I-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	6.65	4.49	3.00	2.10	1.68
Modified Duration (years)	12.71	6.18	4.26	2.88	2.04	1.64
First Principal Payment	3/25/18	4/25/08	6/25/06	8/25/05	2/25/05	10/25/04
Last Principal Payment	3/25/18	7/25/12	9/25/09	1/25/08	2/25/06	7/25/05
Principal Lockout (months)	176	57	35	25	19	15
Principal Window (months)	1	52	40	30	13	10
Illustrative Yield @ Par (30/360)	1.94%	1.93%	1.92%	1.90%	1.88%	1.87%

Class A-I-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.75	9.80	6.81	5.00	2.83	2.20
Modified Duration (years)	11.86	8.43	6.10	4.59	2.68	2.11
First Principal Payment	3/25/18	7/25/12	9/25/09	1/25/08	2/25/06	7/25/05
Last Principal Payment	3/25/18	2/25/14	11/25/10	12/25/08	6/25/06	10/25/05
Principal Lockout (months)	176	108	74	54	31	24
Principal Window (months)	1	20	15	12	5	4
Illustrative Yield @ Par (30/360)	2.89%	2.88%	2.88%	2.87%	2.84%	2.82%

Prepayment Sensitivity (Cont'd)

Class M-I-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.42	5.17	4.11	3.67	3.41
Modified Duration (years)	10.81	6.17	4.52	3.69	3.34	3.13
First Principal Payment	1/25/17	12/25/06	7/25/06	8/25/06	9/25/06	10/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	36	37	38	39
Principal Window (months)	15	93	58	32	15	2
Illustrative Yield @ Par (30/360)	4.14%	4.12%	4.10%	4.09%	4.08%	4.08%

Class M-I-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.67	7.78	5.47	4.35	3.86	3.78
Modified Duration (years)	10.81	6.39	4.73	3.88	3.49	3.43
First Principal Payment	1/25/17	12/25/06	7/25/06	8/25/06	9/25/06	10/25/06
Last Principal Payment	3/25/18	3/25/18	7/25/14	10/25/11	11/25/09	7/25/08
Principal Lockout (months)	162	41	36	37	38	39
Principal Window (months)	15	136	97	63	39	22
Illustrative Yield @ Par (30/360)	4.14%	4.14%	4.13%	4.12%	4.11%	4.12%

Class M-I-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.65	6.67	4.62	3.70	3.31	3.21
Modified Duration (years)	10.11	5.44	3.99	3.29	2.98	2.89
First Principal Payment	1/25/17	12/25/06	7/25/06	7/25/06	7/25/06	7/25/06
Last Principal Payment	3/25/18	8/25/14	4/25/11	3/25/09	11/25/07	11/25/06
Principal Lockout (months)	162	41	36	36	36	36
Principal Window (months)	15	93	58	33	17	5
Illustrative Yield @ Par (30/360)	5.10%	5.07%	5.05%	5.03%	5.02%	5.02%

Class M-I-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.65	6.68	4.64	3.71	3.32	3.21
Modified Duration (years)	10.11	5.45	3.99	3.29	2.99	2.90
First Principal Payment	1/25/17	12/25/06	7/25/06	7/25/06	7/25/06	7/25/06
Last Principal Payment	3/25/18	5/25/15	11/25/11	9/25/09	3/25/08	3/25/07
Principal Lockout (months)	162	41	36	36	36	36
Principal Window (months)	15	102	65	39	21	9
Illustrative Yield @ Par (30/360)	5.10%	5.07%	5.05%	5.03%	5.02%	5.02%

Prepayment Sensitivity (Cont'd)

Class A-II-A (to call)

	Draw/CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	**0%**	13.85	3.86	3.04	2.48	2.07	1.75	1.51
Last Principal Payment Date		8/25/23	4/25/13	3/25/11	10/25/09	10/25/08	12/25/07	5/25/07
Average Life (Years)	**10%**	14.05	5.61	4.31	3.35	2.68	2.20	1.83
Last Principal Payment Date		3/25/24	9/25/17	1/25/15	2/25/12	4/25/10	1/25/09	2/25/08
Average Life (Years)	**15%**	14.06	6.68	5.16	4.01	3.14	2.52	2.06
Last Principal Payment Date		3/25/24	9/25/17	2/25/17	6/25/14	8/25/11	11/25/09	9/25/08
Average Life (Years)	**20%**	14.07	7.91	6.15	4.79	3.74	2.95	2.37
Last Principal Payment Date		3/25/24	2/25/17	2/25/17	2/25/17	10/25/13	1/25/11	6/25/09
Average Life (Years)	**25%**	14.08	8.89	7.24	5.72	4.47	3.51	2.77
Last Principal Payment Date		3/25/24	2/25/17	1/25/16	2/25/17	11/25/16	2/25/13	7/25/10

Class A-II-A (to maturity)

	Draw/CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	**0%**	13.88	4.10	3.28	2.69	2.25	1.91	1.64
Last Principal Payment Date		9/25/24	6/25/20	12/25/17	2/25/17	5/25/15	8/25/13	3/25/12
Average Life (Years)	**10%**	14.06	5.62	4.38	3.49	2.84	2.35	1.97
Last Principal Payment Date		10/25/24	5/25/19	7/25/18	5/25/17	2/25/17	9/25/15	12/25/13
Average Life (Years)	**15%**	14.07	6.68	5.16	4.06	3.25	2.65	2.19
Last Principal Payment Date		10/25/24	9/25/17	8/25/17	3/25/17	2/25/17	8/25/16	1/25/15
Average Life (Years)	**20%**	14.08	7.91	6.15	4.79	3.78	3.04	2.48
Last Principal Payment Date		10/25/24	2/25/17	2/25/17	2/25/17	2/25/17	2/25/17	11/25/15
Average Life (Years)	**25%**	14.08	8.89	7.24	5.72	4.47	3.54	2.84
Last Principal Payment Date		10/25/24	2/25/17	1/25/16	2/25/17	2/25/17	2/25/17	6/25/16

Prepayment Sensitivity (Cont'd)

Class A-II-B (to call)

	Draw/CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	**0%**	14.11	3.83	3.02	2.47	2.07	1.75	1.51
Last Principal Payment Date		8/25/23	4/25/13	3/25/11	10/25/09	10/25/08	12/25/07	5/25/07
Average Life (Years)	**10%**	14.30	5.57	4.25	3.31	2.66	2.18	1.82
Last Principal Payment Date		3/25/24	9/25/17	1/25/15	2/25/12	4/25/10	1/25/09	2/25/08
Average Life (Years)	**15%**	14.29	6.71	5.10	3.95	3.11	2.50	2.05
Last Principal Payment Date		3/25/24	11/25/17	2/25/17	6/25/14	8/25/11	11/25/09	9/25/08
Average Life (Years)	**20%**	14.30	8.49	6.19	4.74	3.69	2.91	2.34
Last Principal Payment Date		3/25/24	12/25/19	11/25/17	2/25/17	10/25/13	1/25/11	6/25/09
Average Life (Years)	**25%**	14.31	8.29	7.89	5.76	4.43	3.46	2.73
Last Principal Payment Date		3/25/24	10/25/20	4/25/19	11/25/17	11/25/16	2/25/13	7/25/10

Class A-II-B (to maturity)

	Draw/CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	**0%**	14.25	4.08	3.26	2.67	2.24	1.90	1.64
Last Principal Payment Date		1/25/26	8/25/20	1/25/18	2/25/17	5/25/15	8/25/13	3/25/12
Average Life (Years)	**10%**	14.39	5.63	4.35	3.46	2.81	2.33	1.96
Last Principal Payment Date		1/25/26	5/25/23	1/25/21	9/25/18	11/25/17	1/25/16	12/25/13
Average Life (Years)	**15%**	14.38	6.80	5.15	4.02	3.22	2.63	2.18
Last Principal Payment Date		1/25/26	4/25/24	6/25/22	2/25/20	12/25/17	2/25/17	4/25/015
Average Life (Years)	**20%**	14.39	8.54	6.23	4.77	3.75	3.01	2.45
Last Principal Payment Date		1/25/26	12/25/24	8/25/23	7/25/21	4/25/19	11/25/17	10/25/16
Average Life (Years)	**25%**	14.39	8.32	7.92	5.78	4.45	3.51	2.81
Last Principal Payment Date		1/25/26	3/25/25	6/25/24	10/25/22	8/25/20	7/25/18	11/25/17

Class A-I-1B Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

MONTH	(%)
1	5.78
2	5.37
3	5.33
4	5.46
5	5.24
6	5.35
7	5.74
8	5.70
9	6.03
10	5.59
11	5.71
12	5.47
13	6.14
14	5.90
15	5.86
16	6.00
17	5.76
18	5.90
19	6.13
20	6.10
21	6.71
22	6.02
23	6.25
24	6.07
25	6.36
26	6.19

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; 30/360)

	(%)	Month	(%)
1	5.59	37	7.34
2	5.55	38	7.34
3	5.51	39	7.34
4	5.46	40	7.34
5	5.41	41	7.34
6	5.35	42	7.34
7	5.94	43	7.34
8	5.89	44	7.34
9	5.83	45	7.34
10	5.77	46	7.34
11	5.71	47	7.34
12	5.65	48	7.34
13	6.14	49	7.34
14	6.10	50	7.34
15	6.05	51	7.34
16	6.00	52	7.34
17	5.95	53	7.34
18	5.90	54	7.34
19	6.34	55	7.34
20	6.30	56	7.34
21	6.26	57	7.34
22	6.22	58	7.34
23	6.25	59	7.34
24	6.27	60	7.34
25	6.36	61	7.34
26	6.40	62	7.34
27	6.57	63	7.34
28	6.62	64	7.34
29	6.59	65	7.34
30	6.57	66	7.34
31	7.34	67	7.34
32	7.34	68	7.34
33	7.34	69	7.34
34	7.34		
35	7.34		
36	7.34		

Class A-II-A Net WAC Cap

(15% Index Value; 35% CPR/15% Draw; Actual/360)

	(%)	MONTH	(%)
1	3.57	37	16.08
2	3.34	38	15.56
3	8.46	39	15.56
4	16.08	40	16.08
5	15.56	41	15.56
6	16.08	42	16.08
7	15.56	43	15.56
8	15.56	44	15.56
9	16.64	45	17.23
10	15.56	46	15.56
11	16.08	47	16.08
12	15.56	48	15.56
13	16.08	49	16.08
14	15.56	50	15.56
15	15.56	51	15.56
16	16.08	52	16.07
17	15.56	53	15.55
18	16.08	54	16.07
19	15.56	55	15.55
20	15.56	56	15.55
21	17.23	57	16.62
22	15.56	58	15.55
23	16.08	59	16.06
24	15.56	60	15.54
25	16.08	61	16.06
26	15.56	62	15.54
27	15.56	63	15.54
28	16.08	64	16.06
29	15.56	65	15.54
30	16.08	66	16.05
31	15.56	67	15.54
32	15.56	68	15.53
33	17.23	69	17.20
34	15.56		
35	16.08		
36	15.56		

Class A-II-B Net WAC Cap

(15% Index Value; 35% CPR/15% Draw; Actual/360)

	(%)	Month	(%)
1	3.74	37	16.32
2	3.50	38	15.79
3	3.50	39	15.79
4	10.95	40	16.31
5	10.60	41	15.79
6	16.32	42	16.31
7	15.80	43	15.78
8	15.80	44	15.78
9	16.89	45	17.47
10	15.80	46	15.78
11	16.32	47	16.30
12	15.80	48	15.77
13	16.32	49	16.29
14	15.80	50	15.77
15	15.80	51	15.77
16	16.32	52	16.29
17	15.80	53	15.76
18	16.33	54	16.28
19	15.80	55	15.76
20	15.80	56	15.76
21	17.49	57	16.84
22	15.80	58	15.75
23	16.33	59	16.27
24	15.80	60	15.75
25	16.33	61	16.27
26	15.80	62	15.74
27	15.80	63	15.74
28	16.33	64	16.27
29	15.80	65	15.74
30	16.33	66	16.26
31	15.80	67	15.74
32	15.80	68	15.73
33	17.49	69	17.42
34	15.80		
35	16.33		
36	15.80		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

		Summary Statistics	Minimum	Maximum
Number of Loans		8,713		
Aggregate Current Principal Balance		$321,462,512.19	$41.72	$309,233.22
Average Current Principal Balance		$36,894.58		
Aggregate Original Principal Balance		$326,358,097.49	$7,000.00	$310,000.00
Average Original Principal Balance		$37,456.46		
Weighted Average Gross Loan Rate		7.92%	5.25%	14.60%
Weighted Average Original Term		181	60	360
Weighted Average Remaining Term		177	36	360
Weighted Average Combined LTV		91.92%	10.00%	100.00%
Weighted Average FICO Score		724	619	839
Weighted Average Borrower DTI		37.04%	0.00%	51.00%
Balloon Loans (% of Total)		55.25%		
Weighted Average Junior Mortgage Ratio		18.71%		
Lien Position (1st/2nd)		0.13%/99.87%		
Geographic Distribution				
	California	25.79%		
	Texas	12.64%		
	Virginia	6.70%		
	Washington	6.34%		
	Colorado	5.79%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Credit Score Distribution

Credit Scores	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
600 – 619	1	18,800	0.01	619	80.00	18,800
620 – 639	109	3,080,777	0.96	630	86.40	28,264
640 – 659	482	16,313,996	5.07	650	90.64	33,846
660 – 679	847	31,145,642	9.69	670	92.22	36,772
680 – 699	1,239	48,126,694	14.97	689	92.90	38,843
700 – 719	1,282	48,490,009	15.08	709	92.59	37,824
720 – 739	1,395	53,260,125	16.57	729	92.57	38,179
740 – 759	1,331	48,199,019	14.99	750	91.59	36,213
760 – 779	1,186	42,834,012	13.32	769	91.33	36,116
780 – 799	674	23,531,649	7.32	788	90.72	34,913
800 or Greater	167	6,461,789	2.01	809	89.55	38,693
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Rates

Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
5.001 - 5.500	10	662,435	0.21	758	75.99	66,243
5.501 - 6.000	72	3,421,874	1.06	741	83.21	47,526
6.001 - 6.500	316	13,179,623	4.10	748	85.50	41,708
6.501 - 7.000	1,340	50,028,027	15.56	742	86.95	37,334
7.001 - 7.500	1,901	68,194,213	21.21	738	90.95	35,873
7.501 - 8.000	2,093	78,597,868	24.45	729	93.21	37,553
8.001 - 8.500	1,031	38,909,510	12.10	715	94.75	37,740
8.501 - 9.000	703	27,327,659	8.50	703	95.52	38,873
9.001 - 9.500	337	13,046,956	4.06	689	95.49	38,715
9.501 - 10.000	282	9,642,478	3.00	680	95.89	34,193
10.001 - 10.500	209	6,738,582	2.10	672	94.16	32,242
10.501 - 11.000	116	3,498,795	1.09	673	95.34	30,162
11.001 - 11.500	67	1,787,013	0.56	682	90.91	26,672
11.501 - 12.000	73	2,033,994	0.63	684	93.90	27,863
12.001 - 12.500	56	1,565,505	0.49	692	96.07	27,955
12.501 - 13.000	58	1,497,516	0.47	681	94.74	25,819
13.001 - 13.500	25	588,517	0.18	670	96.01	23,541
13.501 - 14.000	15	548,505	0.17	681	96.94	36,567
14.001 - 14.500	8	181,780	0.06	677	97.87	22,722
14.501 - 15.000	1	11,664	0.01	666	86.00	11,664
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Principal Balance

Original Principal Balance Amounts ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	2,724	49,864,040	15.51	724	90.78	18,305
25,000.01 - 50,000.00	4,292	151,884,168	47.25	722	92.74	35,388
50,000.01 - 75,000.00	1,235	74,461,177	23.16	724	92.44	60,292
75,000.01 - 100,000.00	359	31,251,977	9.72	724	91.40	87,053
100,000.01 - 125,000.00	52	5,903,413	1.84	730	89.46	113,527
125,000.01 - 150,000.00	33	4,600,623	1.43	740	86.05	139,413
150,000.01 - 175,000.00	7	1,159,983	0.36	745	76.66	165,712
175,000.01 - 200,000.00	7	1,330,363	0.41	753	74.60	190,052
200,000.01 - 225,000.00	1	199,153	0.06	708	95.00	199,153
225,000.01 - 250,000.00	1	244,030	0.08	695	87.00	244,030
250,000.01 - 275,000.00	1	254,354	0.08	693	85.00	254,354
300,000.01 - 325,000.00	1	309,233	0.10	698	75.00	309,233
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 10.00	2	51,366	0.02	687	10.00	25,683
10.01 - 20.00	2	88,854	0.03	686	17.23	44,427
20.01 - 30.00	9	270,719	0.08	723	28.26	30,080
30.01 - 40.00	16	833,298	0.26	745	36.99	52,081
40.01 - 50.00	27	1,248,349	0.39	730	45.99	46,235
50.01 - 60.00	58	2,852,280	0.89	722	56.29	49,177
60.01 - 70.00	121	5,160,580	1.61	728	66.51	42,649
70.01 - 75.00	99	4,897,528	1.52	726	73.51	49,470
75.01 - 80.00	239	10,434,489	3.25	721	78.72	43,659
80.01 - 85.00	502	14,963,381	4.65	726	83.71	29,808
85.01 - 90.00	2,639	85,903,270	26.72	726	89.32	32,551
90.01 - 95.00	2,809	107,762,526	33.52	727	94.53	38,363
95.01 - 100.00	2,190	86,995,871	27.06	718	99.47	39,724
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Junior Mortgage Ratios

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 5.00	108	1,497,367	0.47	735	80.46	13,865
5.01 - 10.00	813	17,100,274	5.33	727	85.58	21,034
10.01 - 15.00	2,435	73,113,666	22.77	728	89.39	30,026
15.01 - 20.00	3,810	149,742,902	46.64	726	95.24	39,303
20.01 - 25.00	727	34,216,763	10.66	716	92.46	47,066
25.01 - 30.00	343	18,004,177	5.61	708	91.37	52,490
30.01 - 40.00	281	15,946,998	4.97	716	87.23	56,751
40.01 - 50.00	112	6,478,479	2.02	728	84.78	57,844
50.01 - 60.00	42	2,818,693	0.88	711	80.67	67,112
60.01 - 70.00	18	1,430,916	0.45	739	80.63	79,495
70.01 - 80.00	6	372,266	0.12	718	73.50	62,044
80.01 - 90.00	1	31,011	0.01	733	75.00	31,011
90.01 - 100.00	5	304,650	0.09	727	72.61	60,930
TOTAL	**8,701**	**321,058,161**	**100.00**	**724**	**91.96**	**36,899**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Term to Scheduled Maturity

Term (months)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	22	523,812	0.16	723	87.81	23,810
97 - 120	248	7,160,971	2.23	718	88.46	28,875
145 - 156	1	13,045	0.01	750	95.00	13,045
157 - 168	1	18,219	0.01	622	100.00	18,219
169 - 180	8,202	303,463,921	94.40	724	91.99	36,999
181 - 288	201	8,405,442	2.61	717	92.63	41,818
289 - 300	30	1,641,033	0.51	702	91.19	54,701
301 and Over	8	236,068	0.07	739	93.02	29,508
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

Group I Remaining Term to Scheduled Maturity

Term (months)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	154	3,082,710	0.96	687	90.17	20,018
97 - 108	129	3,191,025	0.99	690	90.96	24,737
109 - 120	338	9,707,503	3.02	714	89.70	28,720
145 - 156	1	13,045	0.01	750	95.00	13,045
157 - 168	6	165,191	0.05	714	92.30	27,532
169 - 180	7,847	295,041,988	91.78	725	92.01	37,599
181 - 288	200	8,383,948	2.61	717	92.64	41,920
289 - 300	30	1,641,033	0.51	702	91.19	54,701
301 and Over	8	236,068	0.07	739	93.02	29,508
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Year of Origination

Origination Year	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1995	73	1,452,775	0.45	677	91.84	19,901
1996	123	2,646,621	0.82	688	90.90	21,517
1997	160	4,293,289	1.34	699	91.59	26,833
2001	2	56,350	0.02	706	85.44	28,175
2002	563	20,827,974	6.48	726	90.58	36,995
2003	7,792	292,185,503	90.89	725	92.03	37,498
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
California	1,886	82,914,126	25.79	724	90.11	43,963
Texas	1,260	40,632,899	12.64	738	91.16	32,248
Virginia	517	21,542,223	6.70	725	91.70	41,668
Washington	553	20,384,696	6.34	724	94.45	36,862
Colorado	514	18,600,589	5.79	725	92.75	36,188
Maryland	401	15,686,253	4.88	726	91.25	39,118
Oregon	330	10,421,518	3.24	728	94.10	31,580
Florida	289	9,877,408	3.07	710	92.24	34,178
Arizona	257	8,321,989	2.59	723	93.47	32,381
New Jersey	178	7,510,690	2.34	723	87.91	42,195
Minnesota	189	6,746,230	2.10	723	93.11	35,694
Illinois	162	5,714,670	1.78	716	92.78	35,276
Michigan	154	5,374,206	1.67	719	94.61	34,897
Utah	167	5,086,935	1.58	718	94.01	30,461
Nevada	140	4,822,719	1.50	728	93.03	34,448
Georgia	150	4,761,024	1.48	726	95.61	31,740
Wisconsin	134	4,581,136	1.43	715	95.73	34,188
Massachusetts	91	4,330,312	1.35	728	89.01	47,586
Pennsylvania	134	4,326,644	1.35	724	92.74	32,288
Ohio	132	4,187,018	1.30	701	95.71	31,720
Indiana	138	3,572,125	1.11	706	95.61	25,885
Missouri	107	3,459,633	1.08	713	96.05	32,333
New York	75	3,393,607	1.06	726	89.39	45,248
Idaho	79	2,405,192	0.75	716	96.46	30,445
Connecticut	52	2,087,974	0.65	715	86.47	40,153
North Carolina	61	1,768,250	0.55	714	93.67	28,988
Kansas	47	1,658,532	0.52	718	95.33	35,288

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Geographical Distribution of Mortgaged Properties (Cont'd)

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
New Mexico	53	1,631,871	0.51	734	93.22	30,790
District of Columbia	33	1,627,422	0.51	720	92.23	49,316
Iowa	55	1,611,758	0.50	718	94.41	29,305
Alabama	50	1,504,350	0.47	713	95.28	30,087
Kentucky	37	1,178,693	0.37	702	94.33	31,857
Nebraska	34	1,062,277	0.33	709	92.05	31,243
Tennessee	26	1,041,489	0.32	704	91.76	40,057
Delaware	26	952,254	0.30	720	89.75	36,625
Oklahoma	27	917,634	0.29	713	91.48	33,986
Hawaii	23	859,738	0.27	710	90.97	37,380
Montana	28	836,804	0.26	732	94.03	29,886
Louisiana	22	724,315	0.23	698	90.73	32,923
Rhode Island	15	559,153	0.17	713	88.48	37,277
New Hampshire	14	503,829	0.16	692	84.91	35,988
Wyoming	14	376,459	0.12	703	94.02	26,890
South Dakota	13	334,814	0.10	728	96.68	25,755
Mississippi	7	317,564	0.10	713	96.81	45,366
Vermont	6	301,571	0.09	706	88.97	50,262
West Virginia	9	271,184	0.08	695	88.34	30,132
South Carolina	9	245,769	0.08	730	97.05	27,308
Alaska	5	167,007	0.05	689	84.57	33,401
Arkansas	5	121,661	0.04	702	89.46	24,332
Maine	3	92,807	0.03	728	90.98	30,936
North Dakota	2	53,490	0.02	716	100.00	26,745
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Single Family Residence	5,686	210,827,504	65.58%	721	91.78	37,078
PUD Detached	2,086	78,186,329	24.32%	730	91.92	37,481
PUD Attached	260	8,783,000	2.73%	733	93.49	33,781
Condominium	534	18,214,430	5.67%	726	93.24	34,109
Multifamily (2-4 Units)	70	2,646,513	0.82%	730	88.75	37,807
Townhouse Attached	62	2,385,461	0.74%	726	92.77	38,475
Townhouse Detached	7	272,783	0.08%	708	84.09	38,969
Manufactured Housing	8	146,491	0.05%	713	89.45	18,311
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Purchase Money	3,677	140,753,998	43.79	737	93.66	38,280
Debt Consolidation	1,777	70,468,580	21.92	705	91.79	39,656
Rate/Term Refinance	1,794	58,971,503	18.34	722	89.52	32,872
Cash	1,064	38,718,927	12.04	718	90.23	36,390
Other	236	6,221,293	1.94	708	89.32	26,361
Home Imp/Debt Consol	110	4,199,694	1.31	717	90.01	38,179
Home Improvement	46	1,776,613	0.55	721	90.45	38,622
Convenience	9	351,905	0.11	732	89.35	39,101
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

Group I Lien Position

Position	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
First Lien	12	404,352	0.13	713	62.03	33,696
Second Lien	8,701	321,058,161	99.87	724	91.96	36,899
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Debt-to-Income

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.00	11	169,035	0.05	686	96.32	15,367
0.01 - 5.00	2	91,289	0.03	763	90.50	45,645
5.01 - 10.00	12	498,584	0.16	739	89.03	41,549
10.01 - 15.00	62	2,028,820	0.63	745	86.93	32,723
15.01 - 20.00	220	6,512,238	2.03	747	90.10	29,601
20.01 - 25.00	548	18,526,900	5.76	737	90.03	33,808
25.01 - 30.00	1,095	38,646,290	12.02	733	91.10	35,293
30.01 - 35.00	1,617	57,706,931	17.95	726	92.28	35,688
35.01 - 40.00	1,983	73,313,066	22.81	722	92.40	36,971
40.01 - 45.00	2,259	89,096,442	27.72	716	92.34	39,441
45.01 - 50.00	887	34,218,021	10.64	719	91.85	38,577
50.01 - 55.00	17	654,896	0.20	737	90.29	38,523
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Residual Income Balance

Residual Income Balance ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Less than 1,500.00	175	3,617,419	1.13	709	89.37	20,671
1,500.00 - 1,999.00	407	10,167,773	3.16	718	94.06	24,982
1,999.01 - 2,999.00	1,486	41,838,397	13.02	717	93.57	28,155
2,999.01 - 3,999.00	1,784	57,728,720	17.96	722	92.73	32,359
3,999.01 - 4,999.00	1,551	57,013,524	17.74	723	92.57	36,759
4,999.01 - 5,999.00	1,093	44,453,306	13.83	725	92.46	40,671
Greater than 5,999.00	2,217	106,643,373	33.17	729	90.15	48,103
TOTAL	**8,713**	**321,462,512**	**100.00**	**724**	**91.92**	**36,895**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-A MORTGAGE LOANS

		Summary Statistics	Minimum	Maximum
Number of Revolving Loans		3,287		
Aggregate Current Principal Balance		$90,054,628.08		
Average Current Principal Balance		$27,397.21	$537.35	$147,626.21
Aggregate Credit Limit Balance		$121,499,918.50		
Average Credit Limit Balance		$36,963.77	$10,000.00	$160,000.00
Average Credit Utilization Rate		74.12%	0.69%	100.45%
Weighted Average Initial Loan Rate		4.18%	3.25%	6.85%
Weighted Average Gross Margin		1.81%	0.00%	6.00%
Weighted Average Maximum Loan Rate		19.30%	14.00%	25.00%
Weighted Average Original Term		233	179	311
Weighted Average Remaining Term		205	61	300
Weighted Average Remaining Months to Fully Indexed Date		3	0	7
Weighted Average Months to Repayment Period		134	0	180
Weighted Average Combined LTV		78.03%	4.00%	100.00%
Weighted Average FICO Score		721	614	816
Weighted Average Borrower DTI		37.00%	1.00%	51.00%
Balloon Loans (% of Total)		36.66%		
Weighted Average Junior Mortgage Ratio		25.49%		
Lien Position (1st/2nd)		4.46%/95.54%		
Geographic Distribution				
	California	25.63%		
	Florida	8.09%		
	New Jersey	7.04%		
	Michigan	7.00%		
	Washington	6.48%		
	Colorado	6.12%		
	Arizona	5.04%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Credit Score Distribution

Credit Score	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
600 – 619	1	25,296	0.03	614	66.00	25,296
620 – 639	71	1,463,448	1.63	630	77.31	20,612
640 – 659	203	6,098,964	6.77	650	82.71	30,044
660 – 679	309	8,557,547	9.50	670	85.33	27,694
680 – 699	505	15,000,060	16.66	689	81.50	29,703
700 – 719	423	12,300,164	13.66	709	82.01	29,078
720 – 739	494	13,375,242	14.85	729	80.58	27,075
740 – 759	489	13,310,578	14.78	750	80.99	27,220
760 – 779	444	11,045,598	12.27	769	79.61	24,877
780 – 799	289	7,308,276	8.12	788	73.34	25,288
800 or Greater	59	1,569,456	1.74	805	65.36	26,601
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Credit Limit Utilization

Credit Limit Utilization	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 10.00	135	393,801	0.44	751	65.41	2,917
10.01 - 20.00	106	716,275	0.80	743	70.65	6,757
20.01 - 30.00	115	1,222,556	1.36	741	71.10	10,631
30.01 - 40.00	120	1,826,014	2.03	734	70.77	15,217
40.01 - 50.00	133	2,311,806	2.57	738	70.34	17,382
50.01 - 60.00	170	3,599,378	4.00	737	75.97	21,173
60.01 - 70.00	172	3,988,807	4.43	736	71.96	23,191
70.01 - 80.00	258	7,069,477	7.85	729	70.18	27,401
80.01 - 90.00	349	10,218,385	11.35	722	76.21	29,279
90.01 - 100.00	1,727	58,656,431	65.13	716	84.55	33,964
100.01 - 110.00	2	51,697	0.06	656	85.89	25,849
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Credit Limit

Credit Limit	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	1,215	18,245,014	20.26	717	83.34	15,016
25,000.01 - 50,000.00	1,572	46,180,053	51.28	718	82.21	29,377
50,000.01 - 75,000.00	291	13,914,641	15.45	724	78.54	47,817
75,000.01 - 100,000.00	173	9,110,182	10.12	739	72.11	52,660
100,000.01 - 125,000.00	18	1,303,003	1.45	735	73.27	72,389
125,000.01 - 150,000.00	14	1,043,022	1.16	740	69.48	74,502
150,000.01 - 175,000.00	4	258,713	0.29	736	76.38	64,678
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

Group II-A Mortgage Rates

Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
3.001 - 3.500	1,641	46,892,030	52.07	720	84.88	28,575
3.501 - 4.000	250	7,519,996	8.35	714	88.62	30,080
4.001 - 4.500	112	2,492,340	2.77	746	60.75	22,253
4.501 - 5.000	394	9,574,112	10.63	733	66.91	24,300
5.001 - 5.500	332	10,045,351	11.15	719	68.52	30,257
5.501 - 6.000	206	5,554,645	6.17	718	75.65	26,964
6.001 - 6.500	284	6,286,815	6.98	717	87.53	22,137
6.501 - 7.000	68	1,689,339	1.88	722	92.92	24,843
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Mortgage Loan Principal Balances

Principal Balance Amount ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	1,782	26,128,192	29.01	723	80.85	14,662
25,000.01 - 50,000.00	1,211	43,237,711	48.01	717	82.37	35,704
50,000.01 - 75,000.00	212	13,077,288	14.52	724	77.14	61,685
75,000.01 - 100,000.00	68	5,943,762	6.60	734	75.91	87,408
100,000.01 - 125,000.00	10	1,107,089	1.23	742	69.88	110,709
125,000.01 - 150,000.00	4	560,586	0.62	745	77.30	140,146
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

Group II-A Maximum Loan Rate

Maximum Loan Rates (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
14.000	5	96,827	0.11	709	83.36	19,365
16.000	27	638,335	0.71	706	86.80	23,642
18.000	2,581	69,198,335	76.84	721	80.03	26,811
20.000	7	176,582	0.20	684	83.56	25,226
21.000	44	1,231,661	1.37	718	86.14	27,992
21.750	17	397,700	0.44	712	80.16	23,394
22.200	5	109,042	0.12	740	69.41	21,808
24.000	481	14,345,113	15.93	723	79.82	29,824
25.000	120	3,861,034	4.29	735	90.11	32,175
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 10.00	6	154,127	0.17	746	6.97	25,688
10.01 - 20.00	36	980,593	1.09	737	16.26	27,239
20.01 - 30.00	34	860,989	0.96	741	26.12	25,323
30.01 - 40.00	78	2,290,755	2.54	739	35.53	29,369
40.01 - 50.00	97	2,593,293	2.88	725	46.16	26,735
50.01 - 60.00	159	4,643,950	5.16	733	56.49	29,207
60.01 - 70.00	271	7,623,179	8.47	734	66.02	28,130
70.01 - 75.00	228	6,741,296	7.49	722	73.27	29,567
75.01 - 80.00	497	13,983,646	15.53	720	79.05	28,136
80.01 - 85.00	170	3,559,287	3.95	712	83.50	20,937
85.01 - 90.00	924	20,628,660	22.91	718	89.37	22,325
90.01 - 95.00	489	15,312,968	17.00	716	94.40	31,315
95.01 - 100.00	298	10,681,885	11.86	717	99.48	35,845
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Junior Mortgage Ratios

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 5.00	30	249,661	0.29	725	79.41	8,322
5.01 - 10.00	260	3,720,314	4.32	720	83.66	14,309
10.01 - 15.00	744	14,710,248	17.10	721	86.93	19,772
15.01 - 20.00	901	24,390,772	28.35	719	90.78	27,071
20.01 - 25.00	367	10,648,711	12.38	715	81.32	29,016
25.01 - 30.00	250	7,952,591	9.24	716	79.22	31,810
30.01 - 40.00	348	12,490,583	14.52	724	74.71	35,892
40.01 - 50.00	137	5,891,945	6.85	732	74.86	43,007
50.01 - 60.00	60	3,005,419	3.49	735	67.93	50,090
60.01 - 70.00	18	628,335	0.73	720	60.70	34,908
70.01 - 80.00	18	716,084	0.83	727	70.69	39,782
80.01 - 90.00	10	293,745	0.34	723	56.88	29,374
90.01 - 100.00	39	1,342,234	1.56	731	49.28	34,416
TOTAL	**3,182**	**86,040,642**	**100.00**	**721**	**82.17**	**27,040**

Group II-A Remaining Term to Scheduled Maturity

Term (months)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	13	274,005	0.30	735	64.01	21,077
97 - 108	129	3,172,197	3.52	715	70.22	24,591
109 - 120	192	5,369,507	5.96	728	75.36	27,966
121 - 144	44	1,135,518	1.26	721	73.41	25,807
145 - 156	1	34,356	0.04	782	95.00	34,356
157 - 168	3	70,598	0.08	750	73.02	23,533
169 - 180	1,363	40,190,253	44.63	718	85.56	29,487
181 - 288	863	22,058,422	24.49	722	72.09	25,560
289 - 300	679	17,749,772	19.71	726	83.88	26,141
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

Group II-A Year of Origination

Origination Year	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1993	1	7,304	0.01	794	7.00	7,304
1994	15	330,003	0.37	719	81.35	22,000
1995	104	2,625,658	2.92	716	73.81	25,247
1996	400	10,272,271	11.41	719	70.62	25,681
1997	539	14,503,584	16.11	724	72.50	26,908
1998	165	3,905,387	4.34	731	75.11	23,669
1999	4	78,582	0.09	759	72.77	19,646
2000	1	34,356	0.04	782	95.00	34,356
2001	4	51,620	0.06	779	53.66	12,905
2002	127	2,438,984	2.71	732	74.43	19,205
2003	1,927	55,806,878	61.97	720	85.48	28,961
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
California	814	23,083,897	25.63	724	76.52	28,359
Florida	242	7,285,878	8.09	714	80.72	30,107
New Jersey	207	6,340,620	7.04	730	75.35	30,631
Michigan	246	6,307,287	7.00	717	84.55	25,639
Washington	198	5,839,778	6.48	730	87.87	29,494
Colorado	200	5,510,833	6.12	726	83.23	27,554
Arizona	164	4,534,697	5.04	723	87.12	27,651
Utah	124	3,088,349	3.43	715	78.18	24,906
Oregon	113	2,882,712	3.20	721	82.65	25,511
New York	59	1,964,616	2.18	720	69.54	33,299
Maryland	74	1,955,784	2.17	718	80.68	26,430
Nevada	68	1,780,502	1.98	717	84.92	26,184
Georgia	70	1,742,101	1.93	724	82.03	24,887
Virginia	71	1,710,550	1.90	708	84.65	24,092
Massachusetts	60	1,590,556	1.77	725	77.18	26,509
New Mexico	60	1,485,318	1.65	720	74.30	24,755
Pennsylvania	58	1,452,695	1.61	719	84.25	25,046
Idaho	53	1,295,835	1.44	706	82.38	24,450
Illinois	46	1,288,445	1.43	731	77.93	28,010
Minnesota	39	785,875	0.87	715	82.47	20,151
Hawaii	20	665,351	0.74	733	76.77	33,268
North Carolina	28	642,542	0.71	706	86.63	22,948
Missouri	26	634,463	0.70	691	89.63	24,402
Alabama	24	535,210	0.59	708	88.97	22,300
Ohio	20	527,773	0.59	714	86.43	26,389
Connecticut	18	492,424	0.55	720	79.27	27,357
New Hampshire	21	481,143	0.53	722	68.92	22,912
Wisconsin	21	467,400	0.52	714	86.88	22,257
Indiana	20	463,586	0.51	712	88.67	23,179
Kentucky	12	387,979	0.43	719	94.91	32,332

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Geographical Distribution of Mortgaged Properties (Cont'd)

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Oklahoma	11	354,564	0.39	728	82.57	32,233
Louisiana	14	326,105	0.36	715	87.20	23,293
South Carolina	13	277,010	0.31	688	82.62	21,308
Wyoming	8	257,581	0.29	736	89.53	32,198
Maine	14	253,702	0.28	728	69.35	18,122
Montana	7	199,765	0.22	690	82.10	28,538
Nebraska	8	198,796	0.22	714	91.35	24,849
Delaware	6	194,767	0.22	755	85.86	32,461
Rhode Island	4	181,495	0.20	701	54.34	45,374
Kansas	5	138,583	0.15	691	83.09	27,717
Tennessee	6	126,527	0.14	710	79.75	21,088
Alaska	4	113,097	0.13	729	97.50	28,274
Iowa	3	104,732	0.12	719	96.66	34,911
Vermont	5	38,015	0.04	728	88.80	7,603
North Dakota	1	31,200	0.03	658	95.00	31,200
District of Columbia	1	19,630	0.02	727	88.00	19,630
Arkansas	1	14,862	0.02	764	49.00	14,862
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Single Family Residence	2,585	70,510,477	78.30	720	79.48	27,277
PUD Detached	362	10,319,013	11.46	724	85.09	28,506
Condominium	211	5,842,268	6.49	728	84.90	27,688
PUD Attached	56	1,401,118	1.56	727	88.46	25,020
Multifamily (2-4 Units)	39	1,096,331	1.22	729	77.37	28,111
Townhouse Attached	22	590,552	0.66	726	76.18	26,843
Townhouse Detached	3	190,235	0.21	723	72.88	63,412
Manufactured Housing	9	104,633	0.12	691	84.90	11,626
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

Group II-A Lien Position

Position	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
First Lien	105	4,013,986	4.46	731	45.93	38,228
Second Lien	3,182	86,040,642	95.54	721	82.17	27,040
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Primary	3,254	89,291,427	99.15	721	80.58	27,441
Second/Vacation	24	532,289	0.59	729	75.00	22,179
Non-Owner Occupied	9	230,912	0.26	739	85.48	25,657
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

Group II-A Gross Margin (%)

Gross Margin (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.000	29	1,054,927	1.17	751	59.68	36,377
0.001 – 0.500	614	14,608,971	16.22	743	63.57	23,793
0.501 – 1.000	569	16,824,253	18.68	725	67.32	29,568
1.001 – 1.500	483	13,428,957	14.91	726	78.72	27,803
1.501 – 2.000	502	12,746,854	14.15	735	88.98	25,392
2.001 – 2.500	458	12,210,104	13.56	728	92.22	26,660
2.501 – 3.000	200	6,000,707	6.66	707	94.32	30,004
3.001 – 3.500	145	4,474,395	4.97	686	94.31	30,858
3.501 – 4.000	146	4,248,606	4.72	671	94.42	29,100
4.001 – 4.500	101	3,178,781	3.53	667	94.91	31,473
4.501 – 5.000	39	1,262,473	1.40	661	96.40	32,371
Over 5.500	1	15,601	0.02	782	20.00	15,601
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Debt-to-Income

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 5.00	3	84,279	0.09	721	82.31	28,093
5.01 - 10.00	13	368,625	0.41	744	39.77	28,356
10.01 - 15.00	34	832,201	0.92	753	62.32	24,476
15.01 - 20.00	97	2,401,895	2.67	737	79.25	24,762
20.01 - 25.00	261	6,415,418	7.12	732	75.58	24,580
25.01 - 30.00	424	10,433,589	11.59	734	78.82	24,608
30.01 - 35.00	526	13,418,923	14.90	723	81.45	25,511
35.01 - 40.00	708	19,432,908	21.58	720	82.27	27,448
40.01 - 45.00	858	25,595,452	28.42	713	81.49	29,832
45.01 - 50.00	359	10,923,384	12.13	716	81.86	30,427
50.01 - 55.00	4	147,956	0.16	723	79.48	36,989
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

Group II-A Residual Income Balance

Residual Income Balance ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Less than 1,500.00	154	3,505,470	3.89	719	64.12	22,763
1,500.00 - 1,999.00	236	5,823,286	6.47	725	75.12	24,675
1,999.01 - 2,999.00	744	18,247,970	20.26	718	80.40	24,527
2,999.01 - 3,999.00	717	19,063,859	21.17	715	83.66	26,588
3,999.01 - 4,999.00	542	16,139,518	17.92	722	84.15	29,778
4,999.01 - 5,999.00	358	10,502,393	11.66	723	79.84	29,336
Greater than 5,999.00	536	16,772,132	18.62	729	79.50	31,291
TOTAL	**3,287**	**90,054,628**	**100.00**	**721**	**78.03**	**27,397**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-B MORTGAGE LOANS

		Summary Statistics	Minimum	Maximum
Number of Revolving Loans		3,410		
Aggregate Current Principal Balance		$139,590,005.33		
Average Current Principal Balance		$40,935.49	$508.93	$470,000.00
Aggregate Credit Limit Balance		$178,424,620.22		
Average Credit Limit Balance		$52,323.94	$10,000.00	$470,000.00
Average Credit Utilization Rate		78.23%	0.68%	100.88%
Weighted Average Initial Loan Rate		4.35%	3.00%	10.00%
Weighted Average Gross Margin		2.05%	0.00%	5.25%
Weighted Average Maximum Loan Rate		19.65%	14.00%	25.00%
Weighted Average Original Term		225	168	311
Weighted Average Remaining Term		206	77	300
Weighted Average Remaining Months to Fully Indexed Date		3	0	7
Weighted Average Months to Repayment Period		134	0	180
Weighted Average Combined LTV		82.66%	11.00%	100.00%
Weighted Average FICO Score		719	620	823
Weighted Average Borrower DTI		37.54%	5.00%	55.00%
Balloon Loans (% of Total)		40.99%		
Weighted Average Junior Mortgage Ratio		20.68%		
Lien Position (1st/2nd)		1.02%/98.98%		
Geographic Distribution				
	California	39.04%		
	New Jersey	6.70%		
	Washington	6.19%		
	Florida	5.65%		
	Colorado	5.20%		
	Michigan	5.01%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Credit Score Distribution

Credit Score	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
620 – 639	73	1,777,345	1.27	631	83.39	24,347
640 – 659	368	11,536,583	8.26	649	89.09	31,349
660 – 679	400	14,844,630	10.63	669	87.01	37,112
680 – 699	530	22,337,965	16.00	689	86.26	42,147
700 – 719	476	19,776,962	14.17	709	85.68	41,548
720 – 739	448	19,085,651	13.67	729	84.10	42,602
740 – 759	440	19,665,541	14.09	750	82.21	44,694
760 – 779	368	16,675,925	11.95	769	81.05	45,315
780 – 799	265	12,229,840	8.76	788	79.88	46,150
800 or Greater	42	1,659,563	1.19	806	74.61	39,513
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

Group II-B Credit Limit Utilization

Credit Limit Utilization	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 10.00	92	399,163	0.29	741	73.69	4,339
10.01 - 20.00	95	1,140,872	0.82	741	72.78	12,009
20.01 - 30.00	86	1,434,844	1.03	736	74.99	16,684
30.01 - 40.00	105	2,239,039	1.60	726	77.72	21,324
40.01 - 50.00	130	3,835,217	2.75	730	76.21	29,502
50.01 - 60.00	131	4,246,392	3.04	728	76.65	32,415
60.01 - 70.00	149	5,172,084	3.71	719	81.37	34,712
70.01 - 80.00	262	9,238,934	6.62	713	84.66	35,263
80.01 - 90.00	340	12,813,525	9.18	702	87.90	37,687
90.01 - 100.00	2,016	98,915,002	70.86	721	85.00	49,065
100.01 - 110.00	4	154,933	0.11	682	90.70	38,733
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Credit Limit

Credit Limit	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	798	12,994,342	9.31	698	88.87	16,284
25,000.01 - 50,000.00	1,326	42,848,440	30.70	709	87.52	32,314
50,000.01 - 75,000.00	641	34,166,323	24.48	724	86.34	53,302
75,000.01 - 100,000.00	487	31,656,000	22.68	730	81.41	65,002
100,000.01 - 125,000.00	27	2,442,329	1.75	729	84.59	90,457
125,000.01 - 150,000.00	68	6,648,689	4.76	739	78.90	97,775
150,000.01 - 175,000.00	11	1,394,281	1.00	704	70.31	126,753
175,000.01 - 200,000.00	45	5,689,000	4.08	727	68.91	126,422
200,000.01 - 225,000.00	1	215,973	0.15	669	70.00	215,973
225,000.01 - 250,000.00	2	500,000	0.36	777	63.50	250,000
250,000.01 - 275,000.00	1	1,800	0.01	747	66.00	1,800
275,000.01 - 300,000.00	1	300,000	0.21	695	61.00	300,000
Greater than 300,000.00	2	732,829	0.52	728	61.08	366,414
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Mortgage Rates

Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
2.501 - 3.000	1	16,849	0.01	755	89.00	16,849
3.001 - 3.500	2,128	94,153,903	67.45	727	82.55	44,245
3.501 - 4.000	115	6,718,643	4.81	731	82.72	58,423
4.001 - 4.500	12	396,890	0.28	758	51.25	33,074
4.501 - 5.000	44	1,920,968	1.38	741	70.57	43,658
5.001 - 5.500	43	2,671,658	1.91	717	73.36	62,132
5.501 - 6.000	43	2,658,396	1.90	711	75.42	61,823
6.001 - 6.500	42	1,992,975	1.43	708	87.90	47,452
6.501 - 7.000	273	8,324,096	5.96	701	90.31	30,491
7.001 - 7.500	291	8,522,497	6.11	698	93.58	29,287
7.501 - 8.000	271	7,633,013	5.47	681	94.26	28,166
8.001 - 8.500	116	3,556,987	2.55	682	95.57	30,664
8.501 - 9.000	22	682,437	0.49	663	96.36	31,020
9.001 - 9.500	8	246,910	0.18	654	94.59	30,864
9.501 - 10.000	1	93,783	0.07	681	80.00	93,783
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Mortgage Loan Principal Balances

Principal Balance Amount ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 25,000.00	1,247	19,774,940	14.17	706	86.87	15,858
25,000.01 - 50,000.00	1,248	46,468,643	33.29	712	86.49	37,234
50,000.01 - 75,000.00	540	33,373,115	23.91	726	85.08	61,802
75,000.01 - 100,000.00	278	24,866,222	17.81	727	82.74	89,447
100,000.01 - 125,000.00	24	2,695,791	1.93	733	80.60	112,325
125,000.01 - 150,000.00	39	5,544,948	3.97	741	81.50	142,178
150,000.01 - 175,000.00	11	1,801,482	1.29	704	69.93	163,771
175,000.01 - 200,000.00	17	3,316,064	2.38	732	67.54	195,063
200,000.01 - 225,000.00	1	215,973	0.15	669	70.00	215,973
225,000.01 - 250,000.00	2	500,000	0.36	777	63.50	250,000
250,000.01 - 275,000.00	1	262,829	0.19	696	63.00	262,829
275,000.01 - 300,000.00	1	300,000	0.21	695	61.00	300,000
Greater than 300,000.00	1	470,000	0.34	746	60.00	470,000
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Maximum Loan Rate

Maximum Loan Rates (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
14.000	2	44,750	0.03	748	92.77	22,375
16.000	14	430,069	0.31	696	87.68	30,719
18.000	2,580	100,772,767	72.19	716	85.00	39,059
20.000	6	303,250	0.22	720	87.79	50,542
21.000	21	704,989	0.51	719	84.04	33,571
21.750	11	288,370	0.21	712	95.06	26,215
22.200	7	226,236	0.16	739	67.46	32,319
24.000	631	30,999,743	22.21	728	81.77	49,128
25.000	138	5,819,831	4.17	736	84.60	42,173
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

Group II-B Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
10.01 - 20.00	8	386,868	0.28	728	14.56	48,358
20.01 - 30.00	8	314,681	0.23	762	26.86	39,335
30.01 - 40.00	29	1,536,722	1.10	744	36.45	52,990
40.01 - 50.00	50	2,772,406	1.99	744	45.51	55,448
50.01 - 60.00	105	5,531,252	3.96	737	56.57	52,679
60.01 - 70.00	231	11,234,586	8.05	735	65.95	48,635
70.01 - 75.00	156	7,860,624	5.63	726	73.41	50,389
75.01 - 80.00	363	17,646,963	12.64	726	79.15	48,614
80.01 - 85.00	200	7,258,029	5.20	715	83.46	36,290
85.01 - 90.00	1,061	38,806,744	27.80	712	89.29	36,576
90.01 - 95.00	692	26,549,062	19.02	712	94.48	38,366
95.01 - 100.00	507	19,692,069	14.11	716	99.53	38,840
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Junior Mortgage Ratios

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 5.00	47	603,577	0.44	726	77.64	12,842
5.01 - 10.00	328	8,237,971	5.96	725	78.88	25,116
10.01 - 15.00	944	32,200,403	23.30	718	85.31	34,111
15.01 - 20.00	1,062	45,841,807	33.18	717	89.12	43,166
20.01 - 25.00	468	20,949,468	15.16	716	84.20	44,764
25.01 - 30.00	225	11,079,245	8.02	722	80.99	49,241
30.01 - 40.00	197	11,009,296	7.97	723	80.43	55,885
40.01 - 50.00	70	4,221,612	3.06	722	77.50	60,309
50.01 - 60.00	28	2,287,935	1.66	734	72.97	81,712
60.01 - 70.00	8	985,207	0.71	732	69.60	123,151
70.01 - 80.00	4	156,747	0.11	743	70.30	39,187
80.01 - 90.00	3	305,902	0.22	748	57.33	101,967
90.01 - 100.00	5	293,369	0.21	733	63.10	58,674
TOTAL	**3,389**	**138,172,539**	**100.00**	**719**	**84.57**	**40,771**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Remaining Term to Scheduled Maturity

Term (months)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1 - 96	99	2,214,802	1.59	692	94.85	22,372
97 - 108	227	6,783,773	4.86	692	92.21	29,884
109 - 120	155	4,579,847	3.28	702	93.53	29,547
121 - 144	21	760,124	0.54	694	85.87	36,196
145 - 156	2	21,830	0.02	653	75.63	10,915
157 - 168	8	145,948	0.10	734	69.30	18,244
169 - 180	1,551	72,298,195	51.79	727	83.13	46,614
181 - 288	478	17,704,461	12.68	691	84.76	37,039
289 - 300	869	35,081,025	25.13	728	82.98	40,369
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

Group II-B Year of Origination

Origination Year	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
1994	2	54,665	0.04	760	92.46	27,333
1995	126	3,841,638	2.75	688	90.11	30,489
1996	389	12,791,789	9.16	685	87.78	32,884
1997	375	12,424,713	8.90	698	89.37	33,133
1998	80	2,749,655	1.97	704	84.94	34,371
2000	2	24,460	0.02	693	71.89	12,230
2001	9	142,842	0.10	727	67.81	15,871
2002	96	3,173,958	2.27	725	80.97	33,062
2003	2,331	104,386,286	74.78	727	83.12	44,782
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
California	1,244	54,495,063	39.04	719	82.46	43,806
New Jersey	195	9,359,434	6.70	731	77.70	47,997
Washington	222	8,643,316	6.19	726	84.59	38,934
Florida	229	7,886,800	5.65	707	87.40	34,440
Colorado	175	7,255,102	5.20	730	86.90	41,458
Michigan	184	6,995,624	5.01	715	85.32	38,020
Arizona	161	6,808,293	4.88	732	87.49	42,288
Massachusetts	76	4,207,539	3.01	725	76.29	55,362
Virginia	88	3,711,465	2.66	713	87.51	42,176
Oregon	85	3,339,436	2.39	713	86.59	39,287
Utah	88	3,187,495	2.28	721	90.19	36,222
Nevada	72	2,685,958	1.92	720	88.36	37,305
Maryland	78	2,643,914	1.89	711	85.90	33,896
Georgia	63	2,535,387	1.82	711	94.86	40,244
Illinois	52	2,095,627	1.50	723	86.86	40,301
New York	46	1,718,573	1.23	697	82.67	37,360
Pennsylvania	44	1,581,090	1.13	726	82.28	35,934
Hawaii	29	1,216,972	0.87	698	90.08	41,965
New Mexico	38	1,045,120	0.75	711	94.87	27,503
Connecticut	23	879,749	0.63	697	73.01	38,250
Idaho	29	796,142	0.57	708	93.43	27,453
Missouri	18	766,146	0.55	723	87.65	42,564
New Hampshire	13	592,941	0.42	710	79.58	45,611
Minnesota	23	542,958	0.39	726	89.91	23,607
North Carolina	16	506,696	0.36	701	88.79	31,669
Kansas	9	481,581	0.34	748	83.00	53,509
Alabama	13	431,228	0.31	710	96.31	33,171
Rhode Island	9	427,839	0.31	714	86.56	47,538
Ohio	14	424,006	0.30	689	88.47	30,286
Wisconsin	14	345,441	0.25	714	91.44	24,674

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Geographical Distribution of Mortgaged Properties (Cont'd)

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
District of Columbia	5	265,571	0.19	697	85.88	53,114
Kentucky	9	247,516	0.18	697	93.27	27,502
Maine	6	246,163	0.18	714	73.13	41,027
Oklahoma	8	211,736	0.15	699	97.92	26,467
Louisiana	5	171,094	0.12	722	96.62	34,219
Indiana	5	168,782	0.12	708	94.12	33,756
Wyoming	3	159,242	0.11	764	66.48	53,081
Nebraska	5	131,750	0.09	727	82.16	26,350
Delaware	3	83,558	0.06	754	90.59	27,853
South Carolina	4	81,508	0.06	692	95.02	20,377
Alaska	2	79,000	0.06	714	88.32	39,500
Tennessee	2	44,750	0.03	748	92.77	22,375
Montana	1	36,700	0.03	720	100.00	36,700
Mississippi	1	30,500	0.02	672	100.00	30,500
Iowa	1	25,200	0.02	667	95.00	25,200
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Single Family Residence	2,544	102,124,691	73.16	717	83.64	40,143
PUD Detached	571	26,988,221	19.33	726	85.33	47,265
Condominium	177	6,032,286	4.32	724	88.76	34,081
PUD Attached	59	2,107,485	1.51	735	86.18	35,720
Multifamily (2-4 Units)	30	1,377,168	0.99	722	87.71	45,906
Townhouse Attached	16	557,472	0.40	718	79.41	34,842
Manufactured Housing	8	264,999	0.19	703	88.55	33,125
Townhouse Detached	4	112,683	0.08	683	94.27	28,171
Modular	1	25,000	0.02	712	100.00	25,000
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

Group II-B Lien Position

Position	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
First Lien	21	1,417,466	1.02	754	54.67	67,498
Second Lien	3,389	138,172,539	98.98	719	84.57	40,771
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Primary	3,390	138,848,496	99.47	719	84.25	40,958
Second/Vacation	19	732,488	0.52	746	87.04	38,552
Non-Owner Occupied	1	9,021	0.01	783	70.00	9,021
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

Group II-B Gross Margin

Gross Margin (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.000	82	4,064,979	2.91	742	65.80	49,573
0.001 – 0.500	416	17,590,191	12.60	746	68.14	42,284
0.501 – 1.000	364	19,457,274	13.94	728	69.62	53,454
1.001 – 1.500	394	17,463,122	12.51	741	82.25	44,323
1.501 – 2.000	411	18,551,127	13.29	734	89.89	45,137
2.001 – 2.500	247	12,096,547	8.67	731	92.69	48,974
2.501 – 3.000	505	17,220,537	12.34	706	92.19	34,100
3.001 – 3.500	423	14,318,972	10.26	687	93.45	33,851
3.501 – 4.000	367	11,559,530	8.28	676	94.62	31,497
4.001 – 4.500	171	5,977,765	4.28	674	95.86	34,958
4.501 – 5.000	28	1,223,491	0.88	662	96.79	43,696
5.001 – 5.500	2	66,472	0.05	653	95.05	33,236
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Debt-to-Income

Range	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
0.01 - 5.00	1	50,000	0.04	677	88.00	50,000
5.01 - 10.00	12	704,941	0.51	720	72.88	58,745
10.01 - 15.00	22	1,115,923	0.80	739	77.43	50,724
15.01 - 20.00	77	4,079,863	2.92	736	76.46	52,985
20.01 - 25.00	202	8,417,175	6.03	737	79.71	41,669
25.01 - 30.00	352	14,986,538	10.74	731	81.98	42,575
30.01 - 35.00	503	19,480,628	13.96	722	84.21	38,729
35.01 - 40.00	749	29,566,709	21.18	718	84.56	39,475
40.01 - 45.00	981	41,267,688	29.56	712	86.42	42,067
45.01 - 50.00	507	19,809,575	14.19	713	85.56	39,072
50.01 - 55.00	4	110,964	0.08	726	66.18	27,741
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

Group II-B Residual Income Balance

Residual Income Balance ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA LTV (%)	Average Principal Balance ($)
Less than 1,500.00	93	1,796,201	1.29%	709	87.07	19,314
1,500.00 - 1,999.00	158	3,832,645	2.75%	702	86.14	24,257
1,999.01 - 2,999.00	460	12,608,995	9.03%	705	89.55	27,411
2,999.01 - 3,999.00	505	15,215,017	10.90%	708	88.99	30,129
3,999.01 - 4,999.00	483	18,008,495	12.90%	718	87.30	37,285
4,999.01 - 5,999.00	392	17,267,287	12.37%	720	86.47	44,049
Greater than 5,999.00	1,319	70,861,366	50.76%	726	80.83	53,724
TOTAL	**3,410**	**139,590,005**	**100.00**	**719**	**82.66**	**40,935**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Replines

Group I

Aggregate Principal Balance ($)	Mortgage Rate (%)	Mortgage Rate Net of Servicing Fee (%)	Original Amortization Term (months)	Remaining Amortization Term (months)	Remaining Term to Stated Maturity (months)
215,487,174.79	7.899	7.319	360	357	177
9,323,218.34	7.680	7.100	116	113	113
152,810,883.99	7.978	7.398	180	174	174
10,138,208.15	7.645	7.065	240	238	238
1,990,910.40	8.388	7.808	300	299	299
249,604.33	7.253	6.673	360	356	356

Group II-A

Aggregated Principal Balance ($)	Loan Rate (%)	Fully Indexed Rate (%)	Remaining Months to Fully Indexed	Credit Limit Utilization Rate (%)	Draw Months Remaining	Remaining Term to Maturity (months)
18,867,800.10	3.921	6.533	3	79.11	45	165
43,690,332.21	4.543	5.749	2	69.42	136	256
36,211,867.69	3.884	6.187	3	77.92	164	164

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B

Aggregated Principal Balance ($)	Loan Rate (%)	Fully Indexed Rate (%)	Remaining Months to Fully Indexed	Credit Limit Utilization Rate (%)	Draw Months Remaining	Remaining Term to Maturity (months)
4,101,310.79	5.200	6.954	3	80.70	34	154
1,036,433.79	4.573	6.215	3	74.15	152	272
6,092,255.41	3.704	6.048	5	81.08	173	173